As filed with the Securities and Exchange Commission on June 19, 2006.

Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-131806

PROSPECTUS

Sky Petroleum, Inc.

16,013,620 Shares of Common Stock

        This is a public offering up to 16,013,620 shares of the common stock, par value $0.001 per share, of Sky Petroleum, Inc. All of the shares being offered, when sold, will be sold by selling shareholders as listed in this prospectus on page 12 of this prospectus. The price at which the selling shareholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions.

        We will not receive any proceeds from the sale or distribution of the common stock by the selling shareholders.

        Our common stock is quoted on the National Association of Securities Dealers “NASD” Over-the-Counter Bulletin Board “OTCBB” under the symbol “SKPI:OB”. On June 15, 2006, the closing sale price for our common stock was $1.38 on the NASD OTCBB.

        Investing in our common stock involves risks. See “Risk Factors and Uncertainties” beginning on page 5.

        These securities have not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 19, 2006.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from the information contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of when this prospectus is delivered or when any sale of our common stock occurs.

SUMMARY INFORMATION

The Offering

        This is an offering of up to 16,013,620 shares of our common stock by certain selling shareholders.

Shares Offered By the Selling Shareholders	16,013,620 shares of common stock, $0.001 par value per share.

Offering Price	Determined at the time of sale by the selling shareholders

Common Stock Outstanding as of June 15, 2006	46,571,485 shares(1)

Use of Proceeds	We will not receive any of the proceeds of the shares offered by the selling shareholders.

Dividend Policy	We currently intend to retain any future earnings to fund the development and growth of our business. Therefore, we do not currently anticipate paying cash dividends on our common stock.

OTC Bulletin Board Symbol	SKPI:OB

(1)	Outstanding common stock excludes shares of common stock acquirable upon exercise of the following convertible securities:

•	4,250,000 shares of common stock acquirable upon exercise of option at exercise prices ranging from $0.50 to $1.88 per share; and

•	12,222,224 shares of common stock acquirable upon conversion of Series A Preferred Stock.

Summary of Our Business

        Our primary business is to identify opportunities to either make direct property acquisitions or to fund exploration or development of oil and natural gas properties of others under arrangements in which we will finance the costs in exchange for interests in the oil or natural gas revenue generated by the properties. Such arrangements are commonly referred to as farm-ins to us, or farm-outs by the property owners to us.

        We were incorporated in the state of Nevada in August, 2002 as The Flower Valet. We were formed to engage in the business of marketing, selling and distributing floral products, gifts and gourmet foods through the internet at www.flowervalet.com. On September 3, 2002, we became an affiliate of LinkShare, an on-line portal with various links to online suppliers of floral products, gifts and gourmet foods. We were unable to generate any meaningful revenues through our on-line floral business.

        In 2004, we began to reassess our business plan and to seek business opportunities in other industries, including the oil and gas industry. On December 20, 2004, at our annual meeting of shareholders, our shareholders approved an amendment to our Articles of Incorporation, changing our name from The Flower Valet to Seaside Exploration, Inc. Subsequently, on March 28, 2005, we changed our name from Seaside Exploration, Inc. to Sky

Petroleum, Inc. and began actively identifying opportunities to make direct property acquisitions and to fund exploration and development of oil and natural gas properties.

        On March 28, 2005, we increased our authorized capital from 100,000,000 shares of common stock, $0.001 par value per share, to 150,000,000 shares of common stock, $0.001 par value per share. We completed a 4 for 1 forward stock-split of our issued and outstanding shares of common stock on March 28, 2005, increasing the number of shares outstanding from 6,500,000 to 26,000,000 shares. Information contained in this prospectus gives effect to the forward split. We are also authorized to issue 10,000,000 shares of preferred stock, $0.001 par value per share, of which 3,055,556 shares have been designated Series A Preferred Stock. As of April 20, 2006, there were 3,055,556 shares of Series A Preferred Stock outstanding. The Series A Preferred Stock is convertible into 12,222,224 shares of common stock.

        On May 18, 2005, we announced that our indirect, wholly-owned subsidiary, Sastaro Limited, entered into a Participation Agreement with Buttes Gas and Oil Co. International Inc., a wholly-owned subsidiary of Crescent Petroleum Company International Limited. Under the terms of the Participation Agreement, Sastaro has the right to participate in a share of the future production revenue by contributing $25 million in drilling costs related to two wells in an off-shore oil and gas project in the United Arab Emirates. The project is located in the Ilam/Mishriff reservoir of the Mubarek Field area near Abu Musa Island in the Persian Gulf. The first well was spud on January 31, 2006, and Sastaro paid Buttes Gas and Oil $3.5 in February 7, 2006.

        In exchange for the payment obligations described above, Sastaro will receive:

•	75% of the combined production revenue from the wells, if any, until Sastaro has been reimbursed its total investment;

•	thereafter, 40% of the combined production revenue from the wells, if any, until Sastaro has been reimbursed twice its total investment; and

•	thereafter, 9.2% of the combined production revenue from the wells, if any, until the expiration of the Participation Agreement, less (1) a 14.5% contribution to royalty obligations, (2) $3 per barrel of crude oil for operating costs and (3) certain other costs.

        Buttes Gas and Oil will be responsible for all drilling and completion work related to the wells. During the second quarter of 2005, we raised $2.5 million by issuing 5,000,000 shares of common stock at $0.50 per share to fund Sastaro’s initial payment under the Participation Agreement. During the third quarter, we raised approximately $8.45 million by issuing 10,557,865 shares of common stock at $0.80 per share, and $11 million by issuing 3,055,556 shares of Series A Preferred Stock at $3.60 per share, which are convertible into 12,222,224 shares of common stock. We registered 5,000,000 shares of common stock and the 10,557,865 shares of common stock for resale under the Securities Act of 1933, as amended. In the fourth quarter of 2005, we raised approximately $16 million by issuing 16,013,620 shares of common stock at $1.00 per share. We have used the proceeds of these offerings to fund Sastaro’s obligations under the Participation Agreement and to fund our general corporate and working capital requirements. Our plan of operation for 2006 is to fund Sastaro’s obligations under the Participation Agreement and to identify and participate in other oil and gas exploration and development projects.

        Our principal corporate and executive offices are located at 401 Congress Avenue, Suite 1540, Austin, Texas 78701. Our telephone number is (512) 687-3427. We maintain a website at www.skypetroleum.com. Information contained on our website is not part of this prospectus.

Selected Financial Data

        The selected financial information presented below as of and for the periods indicated is derived from our financial statements contained elsewhere in this prospectus and should be read in conjunction with those financial statements.

INCOME STATEMENT DATA

	Three Months Ended		Year Ended December 31
	2006	2005	2005	2004

Revenue	$ —	$ —	$ —	$ 49
Operating Expenses	$ 1,728,945	$ 67,544	$ 6,026,132	$ 20,531
Net (Loss)	$(1,575,126)	$(69,544)	$(6,023,584)	$(20,482)
(Loss) per Common share*	(0.03)	(0.00)	(0.20)	—
Weighted Average Number of
Common Shares Outstanding	46,365,685	26,000,000	29,568,760	26,000,000

BALANCE SHEET DATA:

	At March 31, 2006	At December 31, 2005

Working Capital (Deficiency)	$ 7,340,262	$ 18,403,940
Total Assets	$ 32,620,446	$ 33,066,364
Accumulated (Deficit)	$ (7,821,672)	$ (6,054,044)
Shareholders’ Equity	$ 32,355,437	$ 32,903,940

* Basic and diluted.

        Subsequent to December 31, 2005, we issued 500,000 shares of common stock to Paraskevi Investment Company S.A. under the terms of a Compensation Agreement.

RISK FACTORS AND UNCERTAINTIES

        Readers should carefully consider the risks and uncertainties described below before deciding whether to invest in shares of our common stock.

        Our failure to successfully address the risks and uncertainties described below would have a material adverse effect on our business, financial condition and/or results of operations, and the trading price of our common stock may decline and investors may lose all or part of their investment. We cannot assure you that we will successfully address these risks or other unknown risks that may affect our business.

Risks related to our company and the oil and natural gas industry

Our future performance is difficult to evaluate because we have a limited operating history.

        We were incorporated in August 2002 and we began to implement our current business strategy in the oil and gas industry in the beginning of 2005. We have had no significant operations and since incorporation our operating cash flow needs have been financed solely through an offering of our common stock.  As a result, we have little historical financial and operating information available to help you evaluate our performance or an investment in our common stock and warrants.   See “Financial Statements.”

Because of our historical losses and expected losses in the future, it will be difficult to forecast when we will achieve profitability, if ever.

        We incurred net losses of $20,482 and $6,023,584 in the years ended December 31, 2004 and 2005, respectively. As of December 31, 2005, we had an accumulated deficit of $6,054,044. As of March 31, 2006, we had an accumulated deficit of $7,821,672. We have no revenues from operations and do not anticipate generating any revenues unless we receive revenues from production from our participation interest in the wells drilled by Buttes Gas and Oil in connection with the off-shore oil and gas project in the United Arab Emirates. We may incur losses for the year ending December 31, 2006.

Our only interest in the Mubarek Field oil project is the right to future production revenue for our advancement of funds.

        The Participation Agreement does not grant us any interest in the Concession Area other than the right to participate in a share of future production revenue. Under the terms of the Participation Agreement, Buttes Gas and Oil has agreed to conduct all drilling, field operations and related administrative services related to the wells. For our advancement of the drilling and completion costs, we are entitled to receive a percentage of the production revenue as follows:

•	75% of the combined production revenue from the wells, if any, until Sastaro has been reimbursed its total investment;

•	thereafter, 40% of the combined production revenue from the wells, if any, until Sastaro has been reimbursed twice its total investment; and

•	thereafter, 9.2% of the combined production revenue from the wells, if any, until the expiration of the Participation Agreement,

less: (1) a 14.5% contribution to royalty obligations, (2) $3 per barrel of crude oil for operating costs and (3) certain other costs. Because we are not the operator, we are entirely dependent on the ability of Buttes Gas and Oil to pay us our share of future revenues from production at the Mubarek Field.

We have only nominal control over the timing or scope of the work done on the Mubarek Field project and are dependent on Buttes Gas and Oil to advance production.

        We have only nominal control over the drilling of the wells and after the initial two commitment wells of the timing of decisions to drill new wells at the Mubarek Field. Buttes Gas and Oil is responsible for all drilling, field operations and related administrative services related to the wells. We have chosen, in conjunction with Buttes Gas and Oil, the locations for drilling the first two wells, but we have no control over the timing of drilling the wells as we are subject to the availability of securing a drilling rig. We are dependent on Buttes Gas and Oil to successfully develop the wells at the Mubarek Field in conjunction with our technical advisers. The decisions of Buttes Gas and Oil to develop or otherwise exploit sites at the Mubarek Field will depend in part on the evaluation of data obtained through geophysical and geological analyses, production data and engineering studies, the results of which are often inconclusive or subject to varying interpretations. If Buttes Gas and Oil fails to successfully develop the wells or there is no production at the Mubarek Field, we lose our investment in Mubarek Field.

We may experience instability in production, if any, from the wells at Mubarek and results may be less than anticipated

        The first well, Mubarek H2, was completed during the second quarter of 2006 at a total depth of 15,020 feet (drilled depth). Initial logging of the well indicated good oil saturations over more than 100 feet in the Ilam/Mishrif reservoir section and the well was cased to enable testing of these zones. However, the well flows in an unstable manner with a high water cut making accurate measurements difficult due to surging of the well. During periods when the well was flowing in a stable fashion, rates of 168 BOPD and 2259 BWPD were recorded. Further evaluation is required to determine if methods of shutting off zones which are producing water and stimulation of the zones producing oil are feasible and would result in stable production. Depending on results, further acidizing of the well may be required. Assuming a production rate of 168 BOPD and the current Mubarek crude price of $65 per barrel, the net forecast monthly revenue to Sky under the terms of the Participation Agreement, after deduction of royalties and operating costs, will be approximately $200,000 per month. Actual production may be less than our forecasts or estimates.

We depend on our executive officers for critical management decisions and industry contacts.

        We are dependent upon the continued services of Brent Kinney, our chief executive officer, Shafiq Ur Rahman, our principal financial and accounting officer, and Michael Noonan, our vice president, corporate and secretary, and Ian Baron, our vice president of expansion and production, who have significant experience in the oil and gas industry. We do not carry key person insurance on their lives. The loss of the services of either of our executive officers, through incapacity or otherwise, would be costly to us and would require us to seek and retain other qualified personnel.  See “Management.”

A substantial or extended decline in oil and natural gas prices could reduce our future revenue and earnings.

        The price we receive for future oil and natural gas production will heavily influence our revenue, profitability, access to capital and rate of growth. Oil and natural gas are commodities and their prices are subject to wide fluctuations in response to relatively minor changes in supply and demand. Historically, the markets for oil and natural gas have been volatile and currently oil and natural gas prices are significantly above historic levels. These markets will likely continue to be volatile in the future and current record prices for oil and natural gas may decline in the future. The prices we may receive for any future production, and the levels of this production, depend on numerous factors beyond our control. These factors include the following:

•	changes in global supply and demand for oil and natural gas;

•	actions by the Organization of Petroleum Exporting Countries, or OPEC;

•	political conditions, including embargoes, which affect other oil-producing activities;

•	levels of global oil and natural gas exploration and production activity;

•	levels of global oil and natural gas inventories;

•	weather conditions affecting energy consumption;

•	technological advances affecting energy consumption; and

•	prices and availability of alternative fuels.

        Lower oil and natural gas prices may not only decrease our future revenues but also may reduce the amount of oil and natural gas that we can produce economically. A substantial or extended decline in oil or natural gas prices may reduce our earnings, cash flow and working capital.

Drilling for and producing oil and natural gas are high risk activities with many uncertainties that could substantially increase our costs and reduce our profitability.

        Oil and natural gas exploration is subject to numerous risks beyond our control, including the risk that drilling will not result in any commercially viable oil or natural gas reserves. Failure to successfully discover oil or natural gas resources at the Mubarek Field may result in the entire loss of the funds we advance to Buttes Gas and Oil. The decisions of Buttes Gas and Oil to develop or otherwise exploit sites at the Mubarek Field will depend in part on the evaluation of resource estimates based on assumptions that may turn out to be inaccurate.

        The total cost of drilling, completing and operating wells will be uncertain before drilling commences. Overruns in budgeted expenditures are common risks that can make a particular project uneconomical. Further, many factors may curtail, delay or cancel drilling, including the following:

•	delays imposed by or resulting from compliance with regulatory requirements;

•	pressure or irregularities in geological formations;

•	shortages of or delays in obtaining equipment and qualified personnel;

•	equipment failures or accidents;

•	adverse weather conditions;

•	reductions in oil and natural gas prices;

•	land title problems; and

•	limitations in the market for oil and natural gas.

We currently have no proved oil and or gas reserves and therefore we may face difficulties raising financing to fund our obligations under the Participation Agreement.

        We have not discovered any oil and gas, and therefore we have no oil and gas reserves nor any revenue that would otherwise be generated from these reserves. Accordingly, we are unable to finance any of our overhead costs or obligations under the Participation Agreement from such revenues and will be required to fund these costs and expenses by offering additional debt or equity securities.

We may incur substantial losses and be subject to substantial liability claims as a result of our oil and natural gas operations.

        The Mubarek Field operations will be subject to risks associated with oil and natural gas operations.  Losses and liabilities arising from uninsured and underinsured events could materially and adversely affect the payment of production revenues from the wells, if any. The oil and natural gas exploration activities of Buttes Gas & Oil will be subject to all of the operating risks associated with drilling for and producing oil and natural gas, including the possibility of:

•	environmental hazards, such as uncontrollable flows of oil, natural gas, brine, well fluids, toxic gas or other pollution into the environment, including groundwater contamination;

•	abnormally pressured formations;

•	mechanical difficulties, such as stuck oilfield drilling and service tools and casing collapse;

•	fires and explosions;

•	personal injuries and death; and

•	natural disasters.

        Any of these risks could adversely affect our ability to operate or result in substantial losses to the Mubarek Field operations. These risks may not be insurable or Buttes Gas and Oil may elect not to obtain insurance if the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. If a significant accident or other event that is not fully covered by insurance occurs, it could adversely affect us.

Market conditions or operational impediments may hinder our access to oil and natural gas markets or delay our production.

Market conditions or the unavailability of satisfactory oil and natural gas transportation arrangements may hinder access to oil and natural gas markets or delay production, if any, at the wells. The availability of a ready market for our future oil and natural gas production will depend on a number of factors, including the demand for and supply of oil and natural gas and the proximity of reserves to pipelines and terminal facilities. Butte Gas and Oil’s ability to market its production will depend in substantial part on the availability and capacity of gathering systems, pipelines and processing facilities owned and operated by third parties. Failure to obtain such services on acceptable terms could materially harm our business. Buttes Gas and Oil may be required to shut-in wells for a lack of a market or because of the inadequacy or unavailability of gathering system capacity. If that were to occur, we would be unable to realize revenue from those wells until production arrangements were made to deliver our production to market.

We are subject to complex laws that can affect the cost, manner and feasibility of doing business thereby increasing our costs and reducing our profitability.

        Development, production and sale of oil and natural gas are subject to laws and regulations. Buttes Gas and Oil may be required to make large expenditures to comply with governmental regulations. Matters subject to regulation include:

•	discharge permits for drilling operations;

•	drilling bonds;

•	reports concerning operations;

•	spacing of wells;

•	unitization and pooling of properties; and

•	taxation.

        Failure to comply with these laws may also result in the suspension or termination of operations and liabilities under administrative, civil and criminal penalties. Moreover, these laws could change in ways that substantially increase the costs of doing business. Any such liabilities, penalties, suspensions, terminations or regulatory changes could materially and adversely affect our financial condition and results of operations.

The unavailability or high cost of drilling rigs, equipment, supplies, personnel and oilfield services could adversely affect our ability to execute our plans on a timely basis and within our budget.

        Shortages or the high cost of drilling rigs, equipment, supplies or personnel could delay or adversely affect our development operations at the Mubarek Field operations, which could have a material adverse effect on our business, financial condition or results of operations. Rising or unforeseen costs related to drilling and technical engineering may increase the cost related to drilling and completing the wells, which may either require us to contribute additional capital to drilling of the wells or cause dilution in our right to receive revenue from production, if any.

Competition in the oil and natural gas industry is intense, which may increase our costs and otherwise adversely affect our ability to compete.

        We operate in a highly competitive environment for prospects suitable for exploration, marketing of oil and natural gas and securing the services of trained personnel. Many of our competitors possess and employ financial, technical and personnel resources substantially greater than ours, which can be particularly important in the areas in which we operate. Those companies may be able to pay more for prospective oil and natural gas properties and prospects and to evaluate, bid for and purchase a greater number of properties and prospects than our financial or personnel resources permit.  In order for us to compete with these companies, we may have to increase the amounts we pay for prospects, thereby reducing our profitability.

We may not be able to compete successfully in acquiring prospective reserves, developing reserves, marketing oil and natural gas, attracting and retaining quality personnel and raising additional capital.

        Our ability to acquire additional prospects and to find and develop reserves in the future will depend on our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. In addition, there is substantial competition for capital available for investment in the oil and natural gas industry. Our inability to compete successfully in these areas could have a material adverse effect on our business, financial condition or results of operations.

We believe that period-to-period comparisons of our financial results are not meaningful and should not be relied upon as an indication of future performance because we recently changed the focus of our business plan from marketing flowers on the internet to engaging in the exploration and marketing of oil and natural gas.

        Prior to our entering into the Participation Agreement, we had no material business or operations. As a result, the historical information in this report related to our prior operations will vary from our future results of operations. In addition, evaluation of our future prospects is difficult to assess because we have a limited operating history in the exploration and marketing of oil and natural gas. Our historical results of operations are not indicative of our future revenue and income potential.

Risks related to our securities and this offering

We have never declared or paid cash dividends on our common stock. We currently intend to retain future earnings to finance the operation, development and expansion of our business.

        We do not anticipate paying cash dividends on our common stock in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of our board of directors and will depend on our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors that our board of directors considers relevant.

        Accordingly, investors will only see a return on their investment if the value of our securities appreciates.

The market for our common shares has been volatile in the past, and may be subject to fluctuations in the future.

        The market price of our common stock has ranged from a high of $3.20 and a low of $0.66 during the twelve month period ended June 6, 2006. See “Market for Common Equity and Related Shareholder Matters.” We cannot assure you that the market price of our common stock will not significantly fluctuate from its current level. The market price of our common stock may be subject to wide fluctuations in response to quarterly variations in operating results, changes in financial estimates by securities analysts, or other events or factors. In addition, the financial markets have experienced significant price and volume fluctuations for a number of reasons, including the failure of the operating results of certain companies to meet market expectations that have particularly affected the market prices of equity securities of many exploration companies that have often been unrelated to the operating performance of such companies. These broad market fluctuations, or any industry-specific market fluctuations, may adversely affect the market price of our common stock. In the past, following periods of volatility in the market price of a company’s securities, class action securities litigation has been instituted against such a company. Such litigation, whether with or without merit, could result in substantial costs and a diversion of management’s attention and resources, which would have a material adverse affect on our business, operating results and financial condition.

Legislation, including the Sarbanes-Oxley Act of 2002, may make it difficult for us to retain or attract officers and directors.

        We may be unable to attract and retain qualified officers, directors and members of board committees required to provide for our effective management as a result of the recent and currently proposed changes in the rules and regulations which govern publicly-held companies. The enactment of the Sarbanes-Oxley Act of 2002 has resulted in a series of rules and regulations by the Securities and Exchange Commission that increase responsibilities and liabilities of directors and executive officers. The perceived increased personal risk associated with these recent changes may deter qualified individuals from accepting these roles.

Broker-dealers may be discouraged from effecting transactions in our common stock because they are considered a penny stock and are subject to the penny stock rules.

        Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) impose sales practice and disclosure requirements on certain brokers-dealers who engage in certain transactions involving a “penny stock.” Subject to certain exceptions, a penny stock generally includes any non-NASDAQ equity security that has a market price of less than $5.00 per share. The market price of our common stock on the OTCBB during the period from November 6, 2003 to June 6, 2006, ranged between a high of $3.20 and a low of $0.54 per share, and our common stock is deemed penny stock for the purposes of the Exchange Act. The additional sales practice and disclosure requirements imposed upon brokers-dealers may discourage broker-dealers from effecting transactions in our common stock, which could severely limit the market liquidity of the stock and impede the sale of our stock in the secondary market.

        A broker-dealer selling penny stock to anyone other than an established customer or “accredited investor,” generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or

$300,000 together with his or her spouse, must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer’s account and information with respect to the limited market in penny stocks.

FORWARD-LOOKING STATEMENTS

        We use words like “expects,” “believes,” “intends,” “anticipates,” “plans,” “targets,” “projects” or “estimates” in this prospectus. When used, these words and other, similar words and phrases or statements that an event, action or result “will,” “may,” “could,” or “should” occur, be taken or be achieved, identify “forward-looking” statements. Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined under the sections titled “Risk Factors and Uncertainties” beginning at page 5 of this prospectus, “Description of the Business” beginning at page 38 of this prospectus and “Management’s Discussion and Analysis” beginning at page 49 of this prospectus. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.

        Our management has included projections and estimates in this prospectus, which are based primarily on management’s experience in the industry, assessments of our results of operations, discussions and negotiations with third parties and a review of information filed by our competitors with the Securities and Exchange Commission or otherwise publicly available. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. We disclaim any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

DIVIDEND POLICY

        We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends on common stock in the foreseeable future. Any further determination to pay cash dividends will be at the discretion of our board of directors and will be dependent on the financial condition, operating results, capital requirements and other factors that our board deems relevant. We have never declared a dividend on our common stock.

SELLING SHAREHOLDERS

        This prospectus covers the offering of up to 16,013,620 shares of our common stock by selling shareholders. We will not receive any proceeds from the sale of the shares by the selling shareholders.

        The shares issued to the selling shareholders are “restricted” shares under applicable federal and state securities laws and are being registered to give the selling shareholders the opportunity to sell their shares. The registration of such shares does not necessarily mean, however, that any of these shares will be offered or sold by the selling shareholders. The selling shareholders may from time to time offer and sell all or a portion of their shares in the over-the-counter market, in negotiated transactions, or otherwise, at market prices prevailing at the time of sale or at negotiated prices.

        The registered shares may be sold directly or through brokers or dealers, or in a distribution by one or more underwriters on a firm commitment or best efforts basis. To the extent required, the names of any agent or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in an accompanying prospectus supplement. See “Plan of Distribution” beginning on page 19 of this prospectus. Each of the selling shareholders reserves the sole right to accept or reject, in whole or in part, any proposed purchase of the registered shares to be made directly or through agents. The selling shareholders and any agents or broker-dealers that participate with the selling shareholders in the distribution of their registered shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, and any commissions received by them and any profit on the resale of the registered shares may be deemed to be underwriting commissions or discounts under the Securities Act.

        We will receive no proceeds from the sale of the registered shares, and we have agreed to bear the expenses of registration of the shares, other than commissions and discounts of agents or broker-dealers and transfer taxes, if any.

Selling Shareholders Information

        The following is a list of the selling shareholders who own an aggregate of 16,013,620 shares of our common stock covered in this prospectus. The selling shareholders acquired the shares of common stock in our private placement of units. See “Transactions with Selling Shareholders” beginning on page 19 of this prospectus for further details. At June 15, 2006, we had 46,571,485 shares of common stock issued and outstanding.

	Before Offering		After Offering
Name	Total Number of Shares Beneficially Owned	Percentage of Shares Owned(a)	Number of Shares Offered	Shares Owned After Offering(b)(c)	Percentage of Shares owned After Offering

Bank Vontobel(1)	200,000	*	200,000	—	—
Bahnhofstri, 3 P.O. Box
CH-Zurich Switzerland

Axwell Business SA(2)	1,000,000	2.15%	1,000,000	—	—
c/o Crochet and Crochet, 5
Quai de L’ile
1204 Geneva, Switzerland

Giancarlo Mantegani	100,000	*	100,000	—	—
Pres-De-La Gradelle A
CH-1223 Cologny/Ge
Switzerland

Banca Unione Bi Credito(3)	500,000	1.07%	500,000	—	—
Cassello postal 5896, Piazza
Dante 7
CH 6900 Lugano, Switzerland

Anthony JC Wilkinson	100,000	*	100,000	—	—
c/o CLSA Ltd. 18/F One
Pacific Place
88 Queensway, Central,
Hong Kong

David Work	50,000	*	50,000	—	—
B1, 101 Repulse Bay Road
Hong Kong

AS Capital Parners, LLC(4)	50,000	*	50,000	—	—
2 Rector Street 3rd Floor
NY, NY 10006

Tom Hardman	37,500	*	25,000	12,500	*
Asian Credits, BGC Capital
Markets (Hong Kong) Limited
Suites 6402-08, Two IFC
Central, Hong Kong

Mark Bavis	20,000	*	20,000	—	—
Flat A1 2-28 Scenic Villas
Drive
Pokfulam, Hong Kong

	Before Offering		After Offering
Name	Total Number of Shares Beneficially Owned	Percentage of Shares Owned(a)	Number of Shares Offered	Shares Owned After Offering(b)(c)	Percentage of Shares owned After Offering

Leonardo Capital Fund Ltd.(5)	1,000,000	2.15%	1,000,000	—	—
Cragmuir Chambers, 2a
Road Town
Tortola British Virgin Islands

Due Effe SA Calle Obarrio 53, Swiss(6)	50,000	*	50,000	—	—
Bank 53,
Swiss Bank Tower
Panama, Republic of Panama

Lester Chau	32,500	*	20,000	12,500	*
Kingsford Garden, 106 Blue
Pool Road
Flat 1B, Happy Valley
Hong Kong

Daisy Davignon	23,000	*	23,000	—	—
Rue Gatti de Gamond, 164
1180 Bruxelles Belgium

Michael Gordon Palmer	100,000	*	100,000	—	—
GPO Box 2725 Central
Hong Kong

Topcover Limited(7)	100,000	*	100,000	—	—
P.O. Box 957, Road Town
British Virgin Islands

Alex Vanderpol	30,000	*	30,000	—	—
22 St. Thomas Walk,
St. Thomas Mansion #09-01
Singapore 238107

Bradford Ainslie(8)	10,000	*	10,000	—	—
10 Arbothnot Road Apt 4-A
Central Hong Kong

Suhail Khoury	24,500	*	24,500	—	—
12520 102 Ave
Edmonton, Alberta T5N 0M3

Andreas Spiegelberg	20,000	*	20,000	—	—
Wolfsgangstrasse 89
Frankfurt, Germany 60322

Mark Paul Benson	40,000	*	40,000	—	—
Pantilles Copt Hill
Danbury Essex UK CM3 4NN

Metage Special Emerging(9)	2,000,000	4.30%	2,000,000	—	—
Markets Limited Fund
P.O. Box 513 Strathvale House
North Church St
George Town, Grand Cayman,
Cayman Islands

Metage Funds Limited(9)	2,000,000	4.30%	2,000,000	—	—
P.O. Box 513 Strathvale House
North Church St
George Town, Grand Cayman,
Cayman Islands

Theodore Gilissen Global	900,000	1.93%	900,000	—	—
Custody N.V(10)
Nieuwe Poelenstraat 12-14
1012 CP Amsterdam,
The Netherlands

	Before Offering		After Offering
Name	Total Number of Shares Beneficially Owned	Percentage of Shares Owned(a)	Number of Shares Offered	Shares Owned After Offering(b)(c)	Percentage of Shares owned After Offering

Huet & Cle B.V(11)	50,000	*	50,000	—	—
3 Rue Ami Lullin
1207 Geneve

Alan R. Mabee	7,500	*	7,500	—	—
10205 137 Street
Edmonton, Alberta, Canada
T5N 2G8

Merle Parsons	60,000	*	60,000	—	—
#4 529 Johnstone Rd
Parksvill, BC V0P 2K1

Neil Cunningham	10,000	*	10,000	—	—
757 Haliburton Cres
Edmonton, Alberta, Canada
T6R 2Z7

John Fraser	50,000	*	50,000	—	—
300 31 Bastiian Sq
Victoria, BC, Canada V8N 1J1

Wayne Margolin	120,000	*	120,000	—	—
1103 Mirror Tower
61 Moody Road
TST East Kowloon Hong Kong

Maerki-Baumann & Co AG(12)	50,000	*	50,000	—	—
Dreikoenistr 6
CH 8022 Zuerich, Switzerland

Judson P. Rich	10,000	*	10,000	—	—
11107 21 Ave
Edmonton, Alberta T5T 5C7

Judson Holdings, Ltd(13)	20,000	*	20,000	—	—
11107 21 Ave
Edmonton, Alberta T5T 5C7

Mathew Brady	32,500	*	20,000	12,500	*
26 G Conduit Rd, Mid Levels
Hong Kong PRC

Fabrice Chaillet Guisti Del	90,000	*	90,000	—	—
Giardino
8 Av Dumas
1206 Geneve Switzerland

BNP Paribas Private Bank(14)	560,000	*	560,000	—	—
(Switzerland)
2 Place De Hollande,
CP 1211 Geneve 11 Switzerland

Ferrier Lullin & Cle SA(15)	1,270,000	2.73%	1,270,000	—	—
rue Pierre-Fatio 7, case
postal 3124
CH-1211 genieve 3 Switzerland

Martine Tome Renaud, USB(16)	53,000	*	45,000	8,000	*
Montana
USB
Ch 3963 Montana
Switzerland

Ragnal International Limited(17)	1,000,000	2.15%	1,000,000	—	—
Immenble Yasmine Las Berges
du Lac
2045 Tunis Tunisia

	Before Offering		After Offering
Name	Total Number of Shares Beneficially Owned	Percentage of Shares Owned(a)	Number of Shares Offered	Shares Owned After Offering(b)(c)	Percentage of Shares owned After Offering

E.B. Vegelin van	50,000	*	50,000	—	—
Claerbergen-Pierson
P.O. Box 16710
2500 BS Den Haag (the Hague)
The Netherlands

Karen Libin	35,000	*	35,000	—	—
31842 South Saint Vrain
Lyons, Co 80540

Mario Del Pozzo	80,000	*	80,000	—	—
c/o Geforin S.A., 2 bis St
Leger
CH 1205 Geneve

L’aminco NV(18)	100,000	*	100,000	—	—
Chuchubiweg 17, Willemstad
Curacao, Neteherlands
Antilles

Craig Ivany	7,000	*	7,000	—	—
Suite 110, 17008 90th Avenue
Edmonton, Alberta T5T 1L

Jacqueline Mei Lin Wong	50,000	*	50,000	—	—
8 D Merry Terrace,
4 Seymour Road
Mid Levels, Hong Kong

U.B.S SA(19)	160,000	*	160,000	—	—
Ref Geoforin S.A
8 rue du Rone – CH 1204
Geneva

Mees Pierson B.L.G(20)	30,000	*	30,000	—	—
20 bvd des Philiosophes
CH 1205 Geneva

Jonathan Kukuljan	75,000	*	75,000	—	—
9 Regency Terrace
London SW7 5QW

Thomas Sinton Atkinson	25,000	*	25,000	—	—
28 Berks Hill, Chorleywood,
Rickmansworth, Herts WD3 5AQ
United Kingdom

Banque Privee Edmund De(21)	40,000	*	40,000	—	—
Rothschild S.A
(Paola Mariani)
18 Rue ole Hess
CH 1211 Geneva

Alfa Development Limited(22)	20,000	*	20,000	—	—
Room 1701 Olympia Plaza,
255 Kings Road
North Point, Hong Kong

Anglo Irish Bank (Suisse) SA(23)	30,000	*	30,000	—	—
7, Rue Des Alpes Case
Postale 1380
1211 Geneve 1/Switzerland

Bank Vontobel(24)	200,000	*	200,000	—	—
Bahnhofstri, 3 P.O. Box
CH-Zurich Switzerland

Schroder & Co. Bank AG(25)	50,000	*	50,000	—	—
Central 2 Postfach 1820
8021 Zurich, Switzerland

	Before Offering		After Offering
Name	Total Number of Shares Beneficially Owned	Percentage of Shares Owned(a)	Number of Shares Offered	Shares Owned After Offering(b)(c)	Percentage of Shares owned After Offering

Monclair NV(26)	50,000	*	50,000	—	—
Berg Arrarat 1;
PO Box 3889
Curacao, Netherlands Antilles

BBH Global Custody(27)	200,000	*	200,000	—	—
17 Avenue d’Ostende
MC 98000, Monaco

Lehman Brothers(28)	1,000,000	2.15%	1,000,000	—	—
International Europe
25 Bank Street
London E14 5LE

Leon Granville Forbes	85,000	*	85,000	—	—
6A Chestnut Grove
Etwall, Derby DE656NG
United Kingdom

KULBIR SINGH ATWAL	85,000	*	85,000	—	—
The Hill House, Sinfin Lane
Barrow-ON-Trent
Derby DE73 1HH

Wanita S.A(29)	50,000	*	50,000	—	—
BNP Paribas Private Bank
(Switzerland)
Aeschengraben 26
4002 Bale, Switzerland

Alan Taylor	50,000	*	50,000	—	—
22 Floor, 3 Lockhart Road
Wan Chai Hong Kong

Nite Capital LP(30)	250,000	*	250,000	—	—
100 East Cook Ave Suite 201
Libertyville, IL 60048

Thomas Schlerth	20,000	*	20,000	—	—
Fraunhoferstr. 280469
Munich, Germany

Robert Kaplan	25,000	*	25,000	—	—
245 E 87th Street
New York, NY 10128

Herbert Woo	30,000	*	30,000	—	—
Suite 439, 1406 Hodgson Way
Edmonton, Alberta T6R 3K1

Vision Opportunity Master(31)	250,000	*	250,000	—	—
Fund
954 3rd Avenue Suite 402
New York, NY 10022

Iroquois Capital(32)	150,000	*	150,000	—	—
641 Lexington Avenue, 26th
Floor
NY, NY 10022

City Platz(33)	150,000	*	150,000	—	—
c/o Trident Trust Company,
12-14 Finch Rd
Douglas, Isle of Man
IM99 1TT UK

Union Bancaire Privee(34)	50,000	*	50,000	—	—
96-98 Rue du Rhone,
P.O. Box 1320
CH1211 Geneva 1

	Before Offering		After Offering
Name	Total Number of Shares Beneficially Owned	Percentage of Shares Owned(a)	Number of Shares Offered	Shares Owned After Offering(b)(c)	Percentage of Shares owned After Offering

Enable Growth Partners(35)	400,000	*	400,000	—	—
One Ferry Building, Suite 255
San Francisco, CA 94111

Douglas Graf v. Saurma	75,000	*	75,000	—	—
21 Bis Chemin De La Paumiere
CH 1231 Geneve

ERUM KABIR	24,080	*	24,080	—	—
17 Woodbury Hill
Luton LU2 7JP

KOMAL PURI	12,040	*	12,040	—	—
21 Bayliss Road, Wargrave,
Reading
Berkshire RG10 8DR

Crescent International, Ltd.(36)	250,000	*	250,000	—	—
c/o Cantara (Switzerland) SA
84 Av Louis-Casai
CH 1216 Cointrin, Geneva,
Switzerland

Enable Opportunity Fund(37)	100,000	*	100,000	—	—
One Ferry Building, Suite 255
San Francisco, CA 94111

Bouthong Sourachit	5,500	*	5,500	—	—
10617 154 Street
Edmonton, AB

Shari Otsuka	5,000	*	5,000	—	—
16441 W Ellsworth Ave
Golden, Colorado 80401

Accelera Ventures Ltd.(38)	20,000	*	20,000	—	—
East Asia Chambers
P.O. Box 901
Road Town, Tortola

TOTAL	16,013,620	34.38%	16,013,620	45,500	*

(a)	All percentages are based on 46,571,485 shares of common stock issued and outstanding on June 15, 2006.

(b)	This table assumes that each shareholder will sell all of its shares available for sale during the effectiveness of the registration statement that includes this prospectus. Shareholders are not required to sell their shares. See “Plan of Distribution” beginning on page 19.

(c)	Assumes that all shares registered for resale by this prospectus have been sold.

1.	G. Cavaziel and T. Dettwiler, as the principals of Bank Vontobel, have ultimate voting power and control over these shares, including control over the disposition of such shares.

2.	Catherine Crochet, as the principal of Axwell Business, SA, has ultimate voting power and control over these shares, including control over the disposition of such shares.

3.	Guido Pedazzini, as the principal of Banca Unione Bi Credito, has ultimate voting power and control over these shares, including control over the disposition of such shares.

4.	Mike Coughlin, as the principal of AS Capital Partners, LLC, has ultimate voting power and control over these shares, including control over the disposition of such shares.

5.	Keith O’Callaghan, as the principal of Leonardo Capital Fund Ltd., has ultimate voting power and control over these shares, including control over the disposition of such shares.

6.	Vittorio Durante, as the principal of Due Effe SA, has ultimate voting power and control over these shares, including control over the disposition of such shares.

7.	Paul McIntosh, as the principal of Topcover Limited, has ultimate voting power and control over these shares, including control over the disposition of such shares.

8.	Bradford Ainsle is an NASD registered broker that is employed by Canter Fitzgerald LLC, an NASD member. Bradford Ainsle purchased the shares individually and not in his capacity as an employee of Canter Fitzgerald LLC. Neither Mr. Ainsel nor Canter Fitzgerald LLC participated in the offer and sale of securities and received no commissions.

9.	Richard Ian Webb, as the principal of Metage Special Emerging Markets Limited Fund and Metage Funds Limited, has ultimate voting power and control over these shares, including control over the disposition of such shares. Collectively, Metage Special Emerging Markets Limited Fund and Metage Funds Limited beneficially own 4,000,000 shares of common stock or 8.6% of the issued and outstanding common stock as of April 20, 2006.

10.	P.R. Moll, as the principal of Theodore Gilissen Global, has ultimate voting power and control over these shares, including control over the disposition of such shares.

11.	H.L. Huet, as the principal of Huet & Cle B.V., has ultimate voting power and control over these shares, including control over the disposition of such shares.

12.	Martin Brucker and Urs Reumer, as the principals of Maerki-Baumann & Co AG, have ultimate voting power and control over these shares, including control over the disposition of such shares.

13.	Jud Rich, as the principal of Judson Holdings, Ltd., has ultimate voting power and control over these shares, including control over the disposition of such shares.

14.	Raphael Petre and Alain Pont, as the principals of BNP Paribas Private Bank, have ultimate voting power and control over these shares, including control over the disposition of such shares.

15.	Stephane Comazzi and Maguy Kolleger, as the principals of Ferier Lullin & Cle SA, have ultimate voting power and control over these shares, including control over the disposition of such shares.

16.	Martine Tome, as the principal of Martine Tome Renaud, has ultimate voting power and control over these shares, including control over the disposition of such shares.

17.	Kamel Lazaar, as the principal of Ragnal International Limited, has ultimate voting power and control over these shares, including control over the disposition of such shares.

18.	G.J.G. Huet, as the principal of L’aminco NV, has ultimate voting power and control over these shares, including control over the disposition of such shares.

19.	Mario del Pozzo, as the principal of Geforin S.A. and U.B.S. SA, has ultimate voting power and control over these shares, including control over the disposition of such shares.

20.	R. Stephani and J.M. Porter, as the principals of Mees Pierson B.L.G., have ultimate voting power and control over these shares, including control over the disposition of such shares.

21.	Mario del Pozzo, as the principal of Geforin S.A. and Banque Privee Edmund De Rothschild S.A., have ultimate voting power and control over these shares, including control over the disposition of such shares.

22.	Dennis Kai Thai Leong, as the principal of Alfa Development Limited, has ultimate voting power and control over these shares, including control over the disposition of such shares.

23.	Olivier Burrus and Thierry Weber, as the principals of Anglo Irish Bank (Suisse) SA, have ultimate voting power and control over these shares, including control over the disposition of such shares.

24.	G. Cavaziel and T. Dettwiler, as the principals of Bank Vontobel, have ultimate voting power and control over these shares, including control over the disposition of such shares.

25.	Ch. Schmid and T. Reichen, as the principals of Schroder & Co. Bank AG, have ultimate voting power and control over these shares, including control over the disposition of such shares.

26.	A.A. Finessi and S. Antonius-Soedhoe, as the principals of Monclair NV, have ultimate voting power and control over these shares, including control over the disposition of such shares.

27.	Gilbert Grosjean, as the principal of BBH Global Custody, has ultimate voting power and control over these shares, including control over the disposition of such shares.

28.	Andrew Smith, as the principal of Lehman Brothers International Europe, has ultimate voting power and control over these shares, including control over the disposition of such shares. Lehman Brothers International Europe is part of the Lehman Brothers group of Companies, which includes Lehman Brothers Inc., an NASD member. Lehman Brothers International Europe acquired the securities in the ordinary course of business and neither Lehman Brothers International Europe nor Lehman Brothers Inc. participated in the offer and sale of securities by Sky Petroleum.

29.	Raphael Petre and Alain Pont, as the principals of BNP Paribas Private Bank and Wanita S.A., have ultimate voting power and control over these shares, including control over the disposition of such shares.

30.	Keith Goodman, as the principal of Nite Capital LP, has ultimate voting power and control over these shares, including control over the disposition of such shares.

31.	Adam Benowitz, as the principal of Vision Opportunity Master Fund, has ultimate voting power and control over these shares, including control over the disposition of such shares.

32.	Joshua Silverman, as the principal of Iroquois Capital, has ultimate voting power and control over these shares, including control over the disposition of such shares.

33.	Gordon J. Munoy, as the principal of City Platz, has ultimate voting power and control over these shares, including control over the disposition of such shares.

34.	O. Constantin and M. Rollier, as the principals of Union Bancaire Privee, have ultimate voting power and control over these shares, including control over the disposition of such shares.

35.	Brendan O’Neill, as the principal of Enable Growth Partners, has ultimate voting power and control over these shares, including control over the disposition of such shares. Enable Growth Partners is affiliated with Enable Capital LLC, a registered broker dealer. Enable Growth Partners acquired the securities in the ordinary course of business and neither Enable Growth Partners nor Enable Capital LLC participated in the offer and sale of securities by Sky Petroleum

36.	Mel Craw and Maxi Brezzi as the principals of Crescent International Ltd., have ultimate voting power and control over these shares, including control over the disposition of such shares.

37.	Brendan O’Neill, as the principal of Enable Opportunity Partners, has ultimate voting power and control over these shares, including control over the disposition of such shares. Enable Opportunity Partners is affiliated with Enable Capital LLC, a registered broker dealer. Enable Opportunity Partners acquired the securities in the ordinary course of business and neither Enable Opportunity Partners nor Enable Capital LLC participated in the offer and sale of securities by Sky Petroleum

38.	Dennis Kam Thai Leong, as the principal of Accelera Ventures Ltd., has ultimate voting power and control over these shares, including control over the disposition of such shares.

        Based on information provided to us, except as noted above, none of the selling shareholders are affiliated or have been affiliated with any broker-dealer in the United States. Except as otherwise provided in this prospectus, none of the selling shareholders are affiliated or have been affiliated with us, any of our predecessors or affiliates during the past three years.

Transactions with Selling Shareholders

        On December 16, 2005, we issued a treasury order for 16,013,620 shares of common stock at $1.00 per share to pursuant to subscriptions in a private placement to selling shareholders. We offered and sold these shares outside the United States to non-U.S. persons in off-shore transactions pursuant to the exclusion from registration available under Regulation S of the Securities Act and in the United States in private transactions not involving a public offering pursuant to exemptions available under Rule 506 of Regulation D and Section 4(2) of the Securities Act. The shares in amounts set forth in the table above were issued to the selling shareholders listed.

        The following selling shareholders purchased common shares in the private placement closed on September 2, 2005 at $0.80 per share: Accelera Ventures Ltd. (62,500 shares), Anglo Irish Banke (Suisse) SA (285,000 shares), Axwell Business SA (1,500,000 shares), Bank Vontobel (80,000 shares), Banque Mees Pierson (625,000 shares), Mark Bavis (12,500 shares), Matthew Brady (12,500 shares), Lester Chau (12,500 shares), Neil Cunningham (10,000 shares), Daisy Davignon (30,000 shares), Ferrier Lullin & Cle SA (62,500 shares), John Fraser (50,000 shares), Tom Hardman (12,500 shares), Robert Kaplan (31,250 shares), Suhail Khoury (20,000 shares), Alan R. Mabee (7,500 shares), Giancarlo Mantegani (60,000 shares), Merle Parsons (30,000 shares), Alan Taylor (25,000 shares), and David Work (25,000 shares).

PLAN OF DISTRIBUTION

        We are registering the shares of common stock on behalf of the selling shareholders. When we refer to selling shareholders, we intend to include donees and pledgees selling shares received from a named selling shareholder after the date of this prospectus. All costs, expenses and fees in connection with this registration of the shares offered under this registration statement will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling shareholders. Once the registration statement in which this prospectus forms a part is effective, sales of shares may be effected by the selling shareholders from time to time in one or more types of transactions (which may include block transactions) on the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders.

        The selling shareholders may effect such transactions by selling shares directly to purchasers or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling shareholders and/or purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

        The selling shareholders and any broker-dealers that act in connection with the sale of shares might be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against some liabilities arising under the Securities Act.

        Because the selling shareholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

        In the event that the registration statement is no longer effective, the selling shareholders may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule, including the minimum one year holding period.

        Upon being notified by any selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, under Rule 424(b) of the Act, disclosing:

•	the name of each selling shareholder(s) and of the participating broker-dealer(s),

•	the number of shares involved,

•	the price at which the shares were sold,

•	the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable,

•	that the broker-dealer(s) did not conduct any investigation to verify information set out or incorporated by reference in this prospectus; and

•	other facts material to the transaction.

LEGAL PROCEEDINGS

        Neither we nor any of our property are currently subject to any material legal proceedings or other regulatory proceedings.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

        The following table sets forth certain information with respect to our current directors, executive officers and key employees. The term for each director expires at our next annual meeting or until his or her successor is appointed. The ages of the directors, executive officers and key employees are shown as of June 15, 2006.

Name	Position	Director/Officer Since	Age

Brent D. Kinney	Chief Executive Officer, Director	November 1, 2005(1)	63
	and Principal Executive Officer

Daniel F. Meyer	Director	December 20, 2004(2)	51

Michael D. Noonan(3)	Vice President, Corporate, Secretary and Director	August 25, 2005	47

Karim Jobanputra	Director	November 2, 2005	41

Ian R. Baron	Director	November 16, 2005	49

Peter J. Cockcroft	Director	November 16, 2005	56

Nigel McCue	Director	May 30, 2006	54

Shafiq Ur Rahman	Manager of Finance and Administration Principal Financial and Accounting Officer	May 29, 2006	56

(1)	Mr. Kinney was appointed Chief Executive Officer on November 1, 2005, and appointed as director on November 16, 2005.
(2)	Mr. Meyer resigned as President, Secretary and Treasurer effective May 30, 2006.
(3)	Mr. Noonan was appointed as director on November 16, 2005. Mr. Noonan was appointed Secretary effective May 30, 2006.

        Brent D. Kinney — Chief Executive Officer and Director. Mr. Kinney, aged 63, holds a BA in Geology and a LLM degree from the University of Manitoba, Canada. Mr. Kinney was a partner with one of Calgary Alberta’s leading energy law firms until 1991 when he moved to Doha, Qatar to advise the Minister of Energy on petroleum matters. On leaving Qatar, Mr. Kinney joined a law firm based in London to work at its Hong Kong office and advised the firms clients on energy matters From 1997 to 2000, he worked for the firms office in Dubai In 2000, he managed a joint venture with Renaissance Energy Ltd., a Canadian based energy and petroleum company, to pursue opportunities on energy and petroleum matters in Iran. This joint venture was dissolved in 2001, and since that time, Mr. Kinney has worked in Dubai as an independent consultant advising governments and international oil companies. Mr. Kinney sits on the boards of directors of four companies, Husky Energy, Inc., Dragon Oil plc, Western Silver Corporation and Benchmark Energy Corp.

        Daniel F. Meyer – President, Secretary, Treasurer and Director. Daniel F. Meyer, age 51, has been the Company’s President, Secretary and Treasurer and a director since December 20, 2004. From November 2003 to the present, Mr. Meyer was self-employed as a financial consultant. From April 2003 to November 2003, Mr. Meyer was Vice President of Operations for Canada’s Choice at Home’n Officer Inc., a division of Canada’s Choice Spring Water Co. Mr. Meyer was responsible for all operations, marketing and client relationship management for Northern Alberta. From 1994 to 2003, Mr. Meyer was president and principle shareholder of Canyon Springs Water Co. Ltd., a private Alberta bottled water company. Mr. Meyer was responsible for overseeing all aspects of the business, including client relations, marketing, strategic planning, transportation and financial and business development. Under Mr. Meyer’s management, Canyon Springs grew to be one of the largest bottled water companies in Alberta, packaging both wholesale and retail water products for distribution to home, office, major grocery chains and other major distribution plants such as Dairyland Alberta. Canyon Springs had offices in Edmonton and Calgary. The company was purchased by Canada’s Choice in 2003.

        Michael D. Noonan – Vice President, Corporate and Director. Michael D. Noonan, age 47, has been the Company’s Vice President, Corporate since August 25, 2005. Mr. Noonan has more than 15 years of investor relations, corporate finance and corporate governance experience. Prior to joining the Company, Mr. Noonan worked for Forgent Networks since May, 2002 where he most recently served as the Senior Director of Investor Relations. Prior to working at Forgent, Mr. Noonan was employed for two years by Pierpont Communications, an investor and public relations firm, where he was a Senior Vice President. Mr. Noonan has also served as director of investor relations and corporate communications at Integrated Electrical Services, a electrical services company, and manager of investor relations and public affairs for Sterling Chemicals, a manufacturer of commodity chemicals. He received a Master of Business Administration degree from Athabasca University in Alberta, Canada; a Bachelor of Arts degree in Business Administration and Economics from Simon Fraser University in British Columbia, Canada; and an Executive Juris Doctorate from Concord School of Law in Los Angeles, California.

        Karim Jobanputra – Director. Mr. Jobanputra, age 41, is an entrepreneur and owns companies that do business mostly in the Middle East and Europe. Mr. Jobanputra has experience in the areas of corporate finance and international business development, and also works as a self-employed consultant based in the United Kingdom. For the past 5 years he has provided consulting services to companies in the areas of corporate finance and business development in the Asian and Middle East markets, including Indonesia, Qatar, Saudi Arabia, India and China. Karim Jobanputra has been a director of O2Diesel Corp. since July 15, 2003. Mr. Jobanputra was nominated as a director by Sheikh Hamad Bin Jassim Bin Jabr al-Thani, the holder of 3,055,556 shares of Series A Preferred Stock purchased on September 20, 2005. Under the terms of the certificate of designation of rights and preferences of the Series A Preferred Stock, holders of the Series A Preferred Stock are entitled to elect one director to our board of directors. See, “Right to Appoint Directors,” below.

        Ian  R. Baron — Director. Mr. Baron, age 49, is the founding partner of Energy Services Group Dubai since February 2002. Mr. Baron is a graduate of Manchester University with a degree in geology. He has served as exploration director of Meridian Oil & Petrogulf Resources, Australia; Vice-President Conoco Middle East Ltd.; and CEO Dragon Oil plc (August 1999-February 2002); COO Aurado Energy Inc., Canada. He currently serves as non-executive director of Forum Energy plc, UK; executive director Drakeley Ltd. BVI.

        Peter J. Cockcroft — Director. Mr. Cockcroft, age 56, is a geologist (University of Sydney) and consultant. Mr. Cockcroft has graduate business qualifications, he has recently been honored as a 2004 – 2005 Distinguished Lecturer for the Society of Petroleum Engineers on the topic of International Risk Management. Permanent Resident of Singapore, he was recently appointed as a Research Fellow at Institute of South East Asian Studies (a Singapore “thinktank”) where he is writing a book on Asian Energy Investment. Mr. Cockcroft is a Life Fellow of the Royal Geographical Society, a Life Member of the Society of Petroleum Engineers, as well as also a non-executive Director of Baraka Petroleum Ltd. and Australian Oil Company Pty. Ltd.

         Nigel McCue — Director. Mr. McCue, age 54, has thirty years experience in the upstream sector of the petroleum industry. He is a Director and Chief Executive Officer of Nemmoco Petroleum Limited, a private exploration and production company with interests located principally in Central and Eastern Europe. Prior to this he was a director and Chief Financial Officer of Lundin Oil Plc, a company with interests in over twenty countries with specific experience in mergers and acquisition, equity, corporate and project debt finance, and stock exchange listings. Prior to this, he held various positions with Chevron Overseas Inc. and Gulf Oil Corporation. Mr. McCue is a Non-Executive Director of Dragon Oil Plc and is chairman of its audit committee and a member of the remuneration and nomination committees. He is also a Director of Proprietary Industries Inc., a company listed on the Toronto Stock Exchange.

         Shariq Ur Rahman — Manager of Finance and Administration . Shariq Ur Rahman, age 56, is the company’s Manager of Finance and Administration. Mr. Rahman has more than 30 years experience in the oil and gas industry. Prior to joining the company he served as Chief Accountant and Director of Finance and Administration for several companies, including Huston Oil and Minerals, Tenneco Oil, Lundin Oil (formerly International Petroleum Inc.), Arabex Petroleum, and Coplex Resources. Mr. Rahman’s global experience includes working in various countries in the Middle East, North and West Africa, and Asia. Mr. Rahman has a Bachelors in Commerce degree from Karachi University.

        None of our executive officers or key employees are related by blood, marriage or adoption to any other director or executive officer.

        To our knowledge, there is no arrangement or understanding between any of our officers and any other person pursuant to which the officer was selected to serve as an officer.

Right to Appoint Directors

        On September 20, 2005, we entered into an agreement with Sheikh Hamad Bin Jassen Bin Jaber Al Thani, wherein the Sheikh purchased 3,055,556 shares of our Series A Preferred Stock, representing all the authorized shares of Series A Preferred Stock. The holders of the Series A Preferred Stock are entitled to elect one director to our Board of Directors. The Sheikh exercised this right to appoint Karim Jobanputra as a director. After purchasing the Series A Preferred Stock, the Sheikh holds 15,296,424 shares of our common stock assuming conversion of the

Series A Preferred stock on a 4 for 1 basis, consisting of 12,222,224 shares of Common Stock issuable upon conversion of the Series A Preferred Stock and 3,074,200 shares of Common Stock.

Board Committees

Audit Committee and Audit Committee Financial Expert

        We do not have an Audit Committee. Our board of directors performs the functions of an Audit Committee, including engaging a firm of independent certified public accountants to audit the annual financial statements; reviewing the independent auditors independence, the financial statements and their audit report; and reviewing management’s administration of the system of internal accounting controls. Peter J. Cockcroft, Karim Jobanputra and Nigel McCue would qualify as independent directors for audit committee purposes under rules of the American Stock Exchange.

        The board adopted a charter for the Audit Committee. No directors have been selected to serve on the Committee. The board expects to appoint directors following the next annual meeting.

         Nigel McCue qualifies as a financial expert, and if elected and appointed following the Company’s next annual meeting, will be the Audit Committee Financial Expert.

Nominating Committee

        We do not have a Nominating Committee or Nominating Committee Charter. Our board of directors currently performs the functions associated with a Nominating Committee. The board has adopted a charter for a Nominating Committee. No directors have been selected to serve on the Committee. The board expects to appoint directors following the next annual meeting.

Compensation Committee

        We do not have a Compensation Committee. Our board of directors currently performs the functions associated with a Compensation Committee. We have adopted a charter for a Compensation Committee. No directors have been selected to serve on the Committee. The board expects to appoint directors following the next annual meeting.

        Prior to July 26, 2005, we did not compensate our Chief Executive Officer or any of our officers or directors. The compensation of Donald Cameron, our former Chief Executive Officer, was determined through negotiation between Mr. Cameron and our board of directors.

        On November 1, 2005, we entered into an employment agreement with Brent Kinney as our new Chief Executive Officer. Mr. Kinney’s compensation was determined through negotiation between Mr. Kinney and our board of directors.

Board Compensation

        On January 11, 2006, our board of directors approved a compensation plan, effective November 16, 2005, pursuant to which each director would receive the following compensation:

•	annual director fees of $30,000 per year, payable quarterly in arrears;

•	director compensation options consisting of 200,000 options exercisable to acquire shares of common stock at $1.00 per share for non-U.S. directors and at fair market value on the date of grant for U.S. directors;

•	meeting fees of $1,200 per meeting, including committee meetings; and

•	reimbursement of expenses related to service in the capacity of a member of the Board.

Code of Ethics

        A code of ethics relates to written standards that are reasonably designed to deter wrongdoing and to promote:

1.	Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

2.	Full, fair, accurate, timely and understandable disclosure in reports and documents that are filed with, or submitted to, the Commission and in other public communications made by an issuer;

3.	Compliance with applicable governmental laws, rules and regulations;

4.	The prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and 5. Accountability for adherence to the code.

         The board has adopted a Code of Ethics.

Compensation Interlocks and Insider Participation

        There were no compensation committee or board interlocks among the members of our board of directors.

EXECUTIVE COMPENSATION

Summary Compensation Table

        The following table sets forth compensation paid to each of the individuals who served as our Chief Executive Officer and our other most highly compensated executive officers (the “named executives officers”) for the fiscal years ended December 31, 2005, 2004 and 2003.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Common Shares Under Options/SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	Long Term Incentive Plan Payouts ($)	All Other Compensation ($)
Brent D. Kinney(1) Chief Executive Officer, Director	2005	35,000	-0-	-0-	-0-	-0-	-0-	57,381	(6)

Daniel Meyer(2)	2005	63,000	-0-	-0-	-0-	-0-	-0-	3,462	(7)
President, Secretary	2004	-0-	-0-	-0-	-0-	-0-	-0-	-0-
and Treasurer, Director

Christine L. Szymarek	2004	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Former, President &	2003	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Secretary, Treasurer
Director

Donald C. Cameron	2005	99,000	-0-	-0-	-0-	-0-	-0-	-0-
Former Chief Executive	2004	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Officer(3)

James R. Screaton	2005	63,080	-0-	-0-	-0-	-0-	-0-	-0-
Former Vice President,	2004	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Finance and Former Chief
Financial Officer(4)

Michael Noonan(5)	2005	83,500	-0-	-0-	-0-	-0-	-0-	3,462	(7)
Vice President,	2004	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Corporate, Secretary

Shafiq Ur Rahman(8)	2005	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Manager of Finance	2004	-0-	-0-	-0-	-0-	-0-	-0-	-0-
and Administration

(1)	Mr. Kinney was appointed as our Chief Executive Officer on November 1, 2005 and appointed as a director on November 16, 2005.
(2)	Mr. Meyer was elected as a director at the annual meeting of shareholders on December 20, 2004. Mr. Meyer resigned as President, Secretary and Treasurer effective May 30, 2006.
(3)	Mr. Cameron was appointed as our Chief Executive Officer on July 26, 2005 and terminated on November 1, 2005. He was not an officer during 2004, 2003 or 2002. See, “Employment Contracts and Termination of Employment and Change-In-Control Arrangements” for a description of his compensatory arrangements for 2005.
(4)	Mr. Screaton was appointed as our Vice President, Finance and Chief Financial Officer on August 25, 2005. He was not an officer during 2004, 2003 or 2002. See, “Employment Contracts and Termination of Employment and Change-In-Control Arrangements” for a description of his compensatory arrangements for 2005. Mr. Screaton signed a Separation Agreement with the Company, effective May 29, 2006, and is no longer with the Company.

(5)	Mr. Noonan was appointed as our Vice President, Corporate on August 25, 2005 and appointed as a director on November 16, 2006. He was not an officer during 2004, 2003 or 2002. See, “Employment Contracts and Termination of Employment and Change-In-Control Arrangements” for a description of his compensatory arrangements for 2005. Mr. Noonan was appointed Secretary, effective May 30, 2006.
(6)	Includes legal fees of $53,919 paid to Mr. Kinney prior to his appointment as an officer of Sky Petroleum and Directors’ fees of $3462.
(7)	Consists of director’s fees.
(8)	Mr. Rahman was appointed Manager of Finance and Administration, effective May 29, 2006. He was not an officer during 2005, 2004 or 2003.

Director and Officer Stock Option/Stock Appreciation Rights (“SARs”) Grants

        We granted a total of 4,250,000 stock options during the fiscal year ended December 31, 2005, excluding stock option grants that were rescinded. Subsequent to the fiscal year ended December 31, 2005, as of June 15, 2006, we have granted an additional 200,000 stock options.

        In the year ended December 31, 2005, we adopted an incentive stock plan for non-U.S. residents on July 26, 2005, and an incentive stock plan for U.S. residents on August 25, 2005. Our stock incentive plan for non-U.S. residents authorizes the issuance of stock options to acquire up to 10% of our issued and outstanding shares of common stock and our stock incentive plan for U.S. residents authorizes the issuance of stock options to acquire up to a maximum of 3,321,600 shares of common stock (less the number of shares issuable upon exercise of options granted by us under all other stock incentive plans on the date of any grant under the plan). Subsequent to December 31, 2005, our board of directors approved an amendment to our stock incentive plan for U.S. residents authorizes the issuance of stock options to acquire up to a maximum of 4,657,148 shares of common stock (less the number of shares issuable upon exercise of options granted by us under all other stock incentive plans on the date of any grant under the plan).

        The following table sets forth the stock options granted to our named executive officers and directors during the year ended December  31, 2005. No stock appreciation rights were awarded.

	Individual Grants					Potential Realized Value at Assumed Annual Rates of Stock Appreciation for Option Term
	Number of securities underlying		Percent of total options/SARs granted	Exercise or
	options/SARs		to employees in	base price	Expiration	$000	$000	$000
Name	granted(#)		fiscal year(1)	($/Sh)	Date	5%($)	10%($)	0%($)

Daniel Meyer(2)	200,000	(10)	4.7%	$1.00	Nov. 16, 2012	330	534	177
President, Secretary
and Treasurer, Director

Brent Kinney(3)	1,450,000	(10)	34.12%	$1.00	Nov. 16, 2012	2,388	3,864	1,278
Chief Executive
Officer, Director

James R. Screaton(4)	400,000	(10)	9.4%	$0.50- $1.00	March 31, 2012	27	86	-0-
Former Vice President,
Finance
and Former Chief
Financial Officer

Michael Noonan(5)	600,000	(11)		$ 1.29	Sept. 21, 2015	487	1,234	-0-
Vice President, Corporate and Secretary	200,000	(11)		$ 1.88	Nov. 16, 2012	236	599	-0-

	800,000		18.82%			723	1,833	-0-

	Individual Grants					Potential Realized Value at Assumed Annual Rates of Stock Appreciation for Option Term
	Number of securities underlying		Percent of total options/SARs granted	Exercise or
	options/SARs		to employees in	base price	Expiration	$000	$000	$000
Name	granted(#)		fiscal year(1)	($/Sh)	Date	5%($)	10%($)	0%($)

Karim Jobanputra(6)	200,000	(10)	4.7%	$1.00	Nov. 16, 2012	330	534	177
Director

Ian R. Baron(7)	600,000			$1.00	Nov. 16, 2013	1,065	1,818	528
Director	200,000			$1.00	Nov. 16, 2012	330	534	177

	800,000		18.82%			1,395	2,352	705

Peter J Cockcroft(8)	200,000	(10)	4.7%	$1.00	Nov. 16, 2012	330	534	177
Director

Donald C. Cameron(9)	100,000	(12)	2.35%	$1.00	April 30, 2008	118	150	88
Former Chief Executive Officer	100,000	(12)	2.35%	$1.00	April 30, 2009	128	175	88

	200,000		4.7%			246	325	176

Total	4,250,000	(13)

(1)	We issued options to acquire a total of 4,250,000 to our officers, directors and employees during the period from January 1, 2005 to December 31, 2005.
(2)	Mr. Meyer was elected as a director at the annual meeting of shareholders on December 20, 2004. Mr. Meyer was granted 200,000 options, effective November 16, 2005, under our non-U.S. Employee Stock Option Plan, 1/3 vesting on the first anniversary of the grant and 1/3 vesting each anniversary thereafter.
(3)	Mr. Kinney was appointed as our Chief Executive Officer on November 1, 2005. Under the terms of his employment agreement we granted Mr. Kinney options to purchase 1,250,000 shares of common stock of the Company at an exercise price of $1.00 per share, vesting one-third on October 1, 2006, one-third on October 1, 2007 and one-third on October 1, 2008. Mr. Kinney was appointed as a director on November 16, 2005, and was granted 200,000 options, effective November 16, 2005, under our non-U.S. Employee Stock Option Plan, 1/3 vesting on the first anniversary of the grant and 1/3 vesting each anniversary thereafter.
(4)	Mr. Screaton was appointed as our Vice President, Finance and Chief Financial Officer on August 25, 2005. On August 25, 2005, we agreed to grant Mr. Screaton options to purchase 400,000 shares of common stock of which 133,333 exercisable at $0.50 vest on April 30, 2006, 133,333 exercisable at $0.80 per share vest on April 30, 2007 and 133,334 exercisable at $1.00 per share vest on April 30, 2008. Mr. Screaton signed a Separation Agreement with the Company on May 29, 2006. Pursuant to such Agreement, Mr. Screaton’s stock options are amended such that 66,666 shares vest on April 30, 2006, and 66,666 shares vest on April 30, 2007, all shares exercisable at $.50 and terminating two years after vesting. All other stock options are terminated under the Agreement.
(5)	Mr. Noonan was appointed as our Vice President, Corporate on August 25, 2005. On August 25, 2005, we agreed to grant Mr. Noonan options to purchase 600,000 shares of common stock exercisable at $1.29 per share, vesting 200,000 options on each April 30th beginning on April 30, 2006. Mr. Noonan was appointed to our board of directors on November 16, 2005 and was granted 200,000 options, effective November 16, 2005, under our U.S. Employee Stock Option Plan, 1/3 vesting on the first anniversary of the grant and 1/3 vesting each anniversary thereafter.
(6)	Mr. Jobanputra was appointed to our board of directors on November 16, 2005 and was granted 200,000 options, effective November 16, 2005, under our non-U.S. Employee Stock Option Plan, 1/3 vesting on the first anniversary of the grant and 1/3 vesting each anniversary thereafter.
(7)	Mr. Baron was appointed to our board of directors on November 16, 2005 and was granted 200,000 options, effective November 16, 2005, under our non-U.S. Employee Stock Option Plan, 1/3 vesting the first anniversary of the grant and 1/3 vesting each anniversary thereafter. We granted Mr. Baron 600,000 options, effective November 16, 2005, under the terms of an option agreement, 1/3 vesting on the first anniversary of the grant and 1/3 vesting each anniversary thereafter.
(8)	Mr. Cockcroft was appointed to our board of directors on November 16, 2005 and was granted 200,000 options, effective November 16, 2005, under our non-U.S. Employee Stock Option Plan, 1/3 vesting on the first anniversary of the grant and 1/3 vesting each anniversary thereafter.
(9)	Mr. Cameron served as our Chief Executive Officer from July 26, 2005 to November 1, 2005. We entered into a termination and severance agreement with Mr. Cameron under which we agreed to grant Mr. Cameron 200,000 options exercisable at $1.00 per share, vesting 100,000 options on April 30, 2006 and the balance will vest on April 30, 2007.

(10)	Granted under our non-U.S. resident stock option plan.
(11)	Granted under our U.S. resident stock option plan.
(12)	Granted under option agreement separate from our non-U.S. resident and U.S. resident stock option plans.
(13)	This total does not reflect the change in stock options under the Separation Agreement with Mr. Screaton and does not include 200,000 stock options granted to Nigel McCue in connection with his appointment as director on May 30, 2006.

Aggregated Option/SAR Exercises in Last Fiscal Year- and Fiscal Year-End Option/SAR Values

	Number of Shares Acquired on Exercise		Number of Securities Underlying Unexercised Options At December 31, 2005		Value of Unexercised In-the-Money Options At December 31, 2005 (1)

Name	Exercised	Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Daniel Meyer(2) Director	—	—	—	200,000	—	$171,000

Brent Kinney Chief Executive Officer, Director	—	—	—	1,450,000	—	1,239,750

James R. Screaton(3) Former Vice President, Finance and Former Chief Financial Officer	—	—	—	400,000	—	435,333

Michael Noonan(4) Vice President, Corporate, Secretary	—	—	—	800,000	—	339,000

Karim Jobanputra Director	—	—	—	200,000	—	171,000

Ian R. Baron Director	—	—	—	800,000	—	684,000

Peter J. Cockcroft Director	—	—	—	200,000	—	171,000

Donald C. Cameron Former Chief Executive Officer	—	—	—	200,000	—	171,000

(1)	Based on the closing price of our common stock on the NASD OTCBB on December 30, 2005, which was $1.835.
(2)	Mr. Meyer resigned as President, Secretary, and Treasurer effective May 30, 2006.
(3)	Mr. Screaton signed a Separation Agreement with the Company effective May 29, 2006, and is no longer with the Company. Under the Agreement, 33,333 stock options at an exercise price of $.50 vested and are exercisable as of April 30, 2006. Another 33,333 will vest on April 30, 2007 at an exercise price of $.50. All other stock options previously granted are terminated.
(4)	This table does not include 200,000 stock options with an exercise price of $1.00 granted to Mr. McCue pursuant to his appointment as a director of the Company on May 30, 2006. One-third of these options vest one year after May 30, 2006, with the rest vesting in one-third increments each year thereafter.

Long Term Incentive Plan Awards

        No long-term incentive plan awards have been made by the Company to date.

Defined Benefit or Actuarial Plan Disclosure

        We do not provide retirement benefits for the directors or officers.

Compensation of Directors

        On January 11, 2006, our board of directors approved a compensation plan, effective November 16, 2005, pursuant to which each director would receive the following compensation:

•	annual director fees of $30,000 per year, payable quarterly in arrears;

•	director compensation options consisting of 200,000 options exercisable to acquire shares of common stock at $1.00 per share for non-U.S. directors and at fair market value on the date of grant for U.S. directors;

•	meeting fees of $1,200 per meeting, including committee meetings; and

•	reimbursement of expenses related to service in the capacity of a member of the Board.

        We granted options to our directors during the fourth quarter ended December 31, 2005, in connection with their appointment and service as directors, and paid director fees in accordance with the approved director compensation plan.

Employment Contracts and Termination of Employment and Change-In-Control Arrangements

Employment Agreement with Brent D. Kinney

        On November 1, 2005, we entered into an employment agreement with Brent D. Kinney, under which Mr. Kinney was appointed as our chief executive officer. The following are the material terms and conditions of the Employment Agreement:

•	Mr. Kinney shall perform the duties and services as CEO beginning on November 1, 2005 for a period of three years.

•	During his employment, Mr. Kinney shall receive (i) a salary of $17,500 per month or such higher rate as may from time-to-time be agreed between us and Mr. Kinney, (ii) an annual bonus in the amount determined by our board of directors, in its sole discretion, and (iii) options to purchase 1,250,000 shares of our common stock at an exercise price of $1.00 per share, vesting one-third on October 1, 2006, one-third on October 1, 2007 and one-third on October 1, 2008.

•	We may by notice terminate the Employment Agreement, if at any time after October 1, 2006, the two Obligation Wells (as defined in a certain participation agreement) have failed to meet our expectations and the Sir Abu Nu’ayr exploration program does not provide us with commercially useful petroleum assets.

        Before Mr. Kinney was appointed as our chief executive officer, he was retained by us as special legal counsel to advise us on petroleum matters as of April 1, 2005 and received legal cost of $53,919 from us for these services.

Consulting Agreement with James Screaton

        In connection with the appointment of Mr. James Screaton as our Chief Financial Officer on August 25, 2005, we entered into an Independent Contractor Services Agreement and a Confidentiality Agreement, effective April 1, 2005, with Shorewood Financial Inc. for the services of Mr. Screaton as our Chief Financial Officer. Under these agreements, we anticipate that Mr. Screaton will serve as our Chief Financial Officer until July 31, 2006 at a salary of $500 per day on a per diem basis. Under the terms of the Confidentiality Agreement, Mr. Screaton is prohibited from disclosing certain confidential information with respect to Sky Petroleum for a period of five years following the termination of the Independent Contractor Services Agreement. In connection with Mr. Screaton’s appointment as Chief Financial Officer, we agreed to grant Mr. Screaton options to purchase 400,000 shares of common stock of which 133,333 exercisable at $0.50 vest on April 30, 2006, 133,333 exercisable at $0.80 per share vest on April 30, 2007 and 133,334 exercisable at $1.00 per share vest on April 30, 2008.

Consulting Agreement with Michael Noonan

        In connection with the appointment of Mr. Michael Noonan as our Vice President Corporate on August 25, 2005, we entered into an Independent Contractor Services Agreement and a Confidentiality Agreement for the

services of Mr. Noonan as our Vice President Corporate. Under these agreements, we anticipate that Mr. Noonan will serve as our Vice President Corporate until July 31, 2006 at a base salary of $10,000 per month. Under the terms of the Confidentiality Agreement, Mr. Noonan is prohibited from disclosing certain confidential information with respect to Sky Petroleum for a period of five years following the termination of the Independent Contractor Services Agreement. In connection with Mr. Noonan’s appointment as Vice President Corporate, we granted Mr. Noonan stock options exercisable to acquire 600,000 shares of common stock exercisable at $1.29 per share of which 200,000 shares vest on April 30, 2006, 200,000 vest on April 30, 2007 and 200,000 shares vest on April 30, 2008.

Consulting Agreement with Daniel Meyer

        We paid Daniel Meyer a consulting fee of $5,000 per month up to September 30, 2005 for his services as our President under the terms of an arrangement approved by the Board of Directors. On October 1, 2005 we increased the consulting fee paid to Mr. Meyer to $7,500 per month.

Consulting Agreement with Energy Services Group Dubai

        Mr. Ian Baron, a director, is the founding partner of Energy Services Group Dubai (ESG), with which we entered into a Consulting Agreement dated April 1, 2005, to retain the services of ESG to assist us to evaluate and develop oil and gas opportunities in the Mubarek field area near Abu Musa Island in the Arabian Gulf. Pursuant to the Consulting Agreement EGS receives $1,500 per day for the first five days of a month and $1,250 per day for each day thereafter in a month. At a minimum, EGS receives a monthly retainer fee of $7,500 per month. During the fiscal year ended December 31, 2005, we incurred fees of $75,775. Subsequent to December 31, 2005, the Consulting Agreement was amended to provide that in addition to the services of Ian Baron, the services of Peter Bradley, an ESG associate, would also be provided to monitor our interest in the Obligation Wells under the Participation Agreement. The Consulting Agreement was further amended to have Ian Baron provide business development services to us on the basis that opportunities to participate in new ventures would first be presented to us and that he would act as our negotiator on new ventures that we wished to pursue. The fiscal arrangements were also amended to provide that ESG would be paid a monthly retainer of US$15,000 and ESG would provide ten days (an increase from five) of service each month between Messrs. Bradley and Baron. Additional days would be payable at the rate of US$1,500 per day. Any days unused in a month would carry forward and be available without cost.

        The Consulting Agreement may be terminated on sixty day notice by either party.

        Effective November 16, 2005, we entered into an option agreement with Mr. Baron, pursuant to which we granted Mr. Baron stock options exercisable to acquire 600,000 shares of common stock at $1.00 per share, vesting 1/3 per year beginning on November 16, 2006 and expiring on the earlier of November 16, 2013 or 90 days after Mr. Baron ceases to be a director or consultant to the corporation.

Separation Agreement with Donald Cameron

        We entered into a separation agreement with Donald C. Cameron, our former Chief Executive Officer, and Donald C. Cameron Consulting Ltd. The following are the material terms and conditions of the Separation Agreement:

•	The Independent Contractor Services Agreement dated April 1, 2005, between us and Mr. Cameron, under which Mr. Cameron provided services as our CEO, was terminated effective October 31, 2005. Mr. Cameron will receive monthly fee of $11,000 for the months of November 2005, December 2005 and January 2006.

•	Under a Contractor Agreement, we will retain Mr. Cameron for six months beginning February 1, 2006 through July 31, 2006 at a monthly consulting fee of $11,000 per month. We will also grant Mr. Cameron stock options exercisable to acquire 200,000 shares of common stock at $1.00 per share, which will vest and become exercisable over two years. The first half will vest on April 30, 2006 and the balance will vest on April 30, 2007.

•	Stock options previously granted to Mr. Cameron under the Contractor Agreement were terminated.

•	Mr. Cameron releases and discharges us from any claims, liabilities, costs and damages which Mr. Cameron has or may have against us for any act or omission occurred on or prior to the date of Mr. Cameron’s execution of the Separation Agreement.

•	Mr. Cameron acknowledged that all of the confidential information is valuable, proprietary and the exclusive property of the Company and that he will not use or reveal, divulge or permit the use by the third parties of any confidential information.

Separation Agreement with James Screaton

        On May 29, 2006, Sky Petroleum, Inc. entered into a Separation Agreement (the “Separation Agreement”) with James Screaton, on his own behalf, and on behalf of Shorewood Financial Inc., a body corporate duly incorporated under the laws of the province of Alberta. The following are the material terms and conditions of the Separation Agreement:

•	The Independent Contractor Services Agreement (the “Contractor Agreement”), between the Company and Mr. Screaton, on behalf of himself and Shorewood Financial Inc., under which Mr. Screaton provided services as Chief Financial Officer of the Company, was terminated effective on May 29, 2006. Mr. Screaton will receive a monthly fee of $6,500 for the months of May, June, and July 2006.

•	Under the Separation Agreement, Mr. Screaton’s stock options, exercisable to acquire 133,333 shares of common stock at $0.50 per share, will be amended to vest and become exercisable over two years. The first half (66,666 shares) will vest on April 30, 2006 and the balance (66,667 shares) will vest on April 30, 2007. The options terminate two years after vesting.

•	All other stock options previously granted to Mr. Screaton under the Contractor Agreement were terminated.

•	Mr. Screaton releases and discharges the Company from any claims, liabilities, costs and damages which Mr. Screaton has or may have against the Company for any act or omission which occurred on or prior to the date of Mr. Screaton’s execution of the Separation Agreement.

•	Mr. Screaton also warrants that he had not filed nor will he file any claims, complaints, charges or lawsuits against the Company arising out of Mr. Screaton’s employment and discontinuation of employment.

•	Mr. Screaton acknowledges that all of the confidential information (as defined in the Separation Agreement) is valuable, proprietary and the exclusive property of the Company and that he will not use or reveal, divulge or permit the use by the third parties of any confidential information.

Agreement with Nigel McCue

        On or about May 30, 2006, the Board of Directors appointed Mr. Nigel McCue to be a Director to the Company. The Company has agreed, pursuant to its resolution for board services, to grant Mr. McCue the following compensation for his services as a member of the Board of Directors:

•	$30,000 per year, payable quarterly;

•	$1,200 per meeting of the Board attended; and

•	200,000 in Company stock options at a price of $1.00 U.S. per share subject to the provisions of the Plan, one-third (1/3) of the options vesting each year after the date of initial appointment. All options shall terminate seven (7) years after the date of appointment.

Resignation of Daniel F. Meyer

        In April, 2006, Daniel F. Meyer tendered his resignation as President, Secretary, and Treasurer to the Company. Following a transition period from April 19, 2006 to May 30, 2006, the Board of Directors accepted Mr. Meyer’s resignation, effective on or about May 30, 2006.

Appointment of Shafiq Ur Rahman

        The Board of Directors has designated and appointed Mr. Rahman Manager of Finances and Administration (“MFA”) and the Principal Financial and Accounting Officer to the Company, effective May 29, 2006.

        Mr. Rahman will work as a consultant for the Company at a fixed rate per month.

Appointment of Michael Noonan

        On April 19, 2006, the Board of Directors appointed Michael Noonan to become Secretary to the Company following the resignation of Daniel Meyer from that office. During the transition period from April 19, 2006 to may 30, 2006, Mr. Noonan aided Mr. Meyer and the Company in carrying out the rights and responsibilities of the office. Following the end of the transition period, Mr. Meyer’s resignation was approved by the Board, effective May 30, 2006. On May 30, 2006, the Board approved the appointment of Mr. Noonan to the office of Secretary to the Company and ratified and approved all previous actions taken by Mr. Noonan with respect to the rights and responsibilities of the office. Mr. Noonan continues to serve as Vice President, Corporate, a position he had held since August 25, 2005, and Director, to which he was appointed November 16, 2005.

Report on Repricing of Options/SARs

        We did not reprice any options or SARs outstanding during the fiscal year ended December 31, 2004 or 2005.

Report of the Board of Directors on Executive Compensation

        During the year ended December 31, 2005, our Board of Directors was responsible for establishing compensation policy and administering the compensation programs of our executive officers.

        The amount of compensation paid by us to each of our directors and officers and the terms of those persons’ employment is determined solely by the Board of Directors. We believe that the compensation paid to its directors and officers is fair to the company.

        In the past, Daniel Meyer, our President, has negotiated all executive salaries on our behalf. The Board of Directors reviewed the compensation and benefits of all our executive officers and established and reviewed general policies relating to compensation and benefits of our employees. Currently, directors do not participate in approving or authorizing their own salaries as executive officers.

        Our Board of Directors believes that the use of direct stock awards is at times appropriate for employees, and in the future intends to use direct stock awards to reward outstanding service or to attract and retain individuals with exceptional talent and credentials. The use of stock options and other awards is intended to strengthen the alignment of interests of executive officers and other key employees with those of our stockholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth certain information regarding the beneficial ownership of shares of our common stock as of June 15, 2006 by:

•	each person who is known by us to beneficially own more than 5% of our issued and outstanding shares of common stock;

•	our named executive officers;

•	our directors; and

•	all of our executive officers and directors as a group.

Name of Shareholder	Address	Amount and Nature of Beneficial Ownership	Percent of Class(1)

Directors and Named Executive Officers

Daniel Meyer(2)	Suite 200 - 625 4th Ave. SW	2,000,000(2)	4.29%(2)
Director	Calgary, Alberta, Canada T2P OK2

Brent Kinney(3) Chief Executive Officer	P.O. Box 211247 Dubai United Arab Emirates	—	—

Michael Noonan(4)	401 Congress Avenue	210,000(5)	**
Vice President, Corporate, Secretary	Suite 1540 Austin, Texas USA 78701

Karim Jobanputra(5)	P.O. Box 82	—	—
Director	Albwajbam Palace Doha Qatar

Ian R. Baron(6)	P.O. Box 72794	—	—
Director	Dubai United Arab Emirates

Peter Cockcroft(7)	350 Orchard Road	—	—
Director	#21-01 Shaw House Singapore 238868

Nigel McCue(11)	Suite 123, Umm Suqeim Building	—	—
Director	Sheikh Zayed Road PO Box 37174 Dubai United Arab Emirates

Shafiq Ur Rahman(12)	Suite 2009, Block B	—	—
Manager of Finance and Administration	Al Nahda Residence Al Nahda, Sharjah United Arab Emirates

All Officers & Directors as a		2,210,000(8)	4.79%(8)
Group(8)

5% Shareholders

Sheikh Hamad Bin Jassen Bin Jaber Al Thani(9)	PO Box 4044 Alwajbam Palace Dotia, Qatar	15,296,424(9)	24.93%(9)

Metage Capital Limited(10)	8 Pollen Street London, W1S 1NG	4,000,000(10)	8.59%(10)

**	Less than 1%.

(1)	Based on 46,571,485 shares issued and outstanding as of June 15, 2006, plus, for each person, the number of shares of common stock such person has the right to acquire within the 60 days after such date. Excludes 12,222,224 shares of common stock acquirable upon conversion of Series A Preferred Stock and stock options that are not exercisable within 60 days of June 6, 2006.
(2)	Mr. Meyer was elected as a director at the annual meeting of shareholders on December 20, 2004. On August 25, 2005, we accepted 12,000,000 shares of common stock for cancellation from Mr. Meyer. Mr. Meyer was granted 200,000 options, effective November 16, 2005, under our non-U.S. Employee Stock Option Plan, 1/3 vesting on the first anniversary of the grant and 1/3 vesting each anniversary thereafter. None of the options will vest within 60 days of March 31, 2006. Mr. Meyer resigned as President, Secretary and Treasurer effective May 30, 2006.
(3)	Mr. Kinney was appointed as our Chief Executive Officer on November 1, 2005. We granted Mr. Kinney options to purchase 1,250,000 shares of common stock exercisable at $1.00 per share. None of the options will vest within 60 days of March 31, 2006. Mr. Kinney was appointed to our board of directors on November 16, 2005 and was granted 200,000 options, effective November 16, 2005, under our U.S. Employee Stock Option Plan, 1/3 vesting on the first anniversary of the grant and 1/3 vesting each anniversary thereafter.

(4)	Mr. Noonan was appointed as our Vice President, Corporate on August 25, 2005. On September 21, 2005, we granted Mr. Noonan options to purchase 600,000 shares of common stock at $1.29 per share, of which 200,000 shares vest on April 30, 2006, 200,000 vest on April 30, 2007 and 200,000 shares vest on April 30, 2008. Includes 10,000 shares of common stock and options exercisable to acquire 200,000 shares of common stock upon exercise of the options vesting on April 30, 2006. Mr. Noonan was appointed Secretary, effective May 30, 2006.
(5)	Mr. Jobanputra was appointed to our board of directors on November 16, 2005 and was granted 200,000 options, effective November 16, 2005, under our non-U.S. Employee Stock Option Plan, 1/3 vesting on the first anniversary of the grant and 1/3 vesting each anniversary thereafter.
(6)	Mr. Baron was appointed to our board of directors on November 16, 2005 and was granted 200,000 options, effective November 16, 2005, under our non-U.S. Employee Stock Option Plan, 1/3 vesting the first anniversary of the grant and 1/3 vesting each anniversary thereafter. We granted Mr. Baron 600,000 options, effective November 16, 2005, under the terms of an option agreement, 1/3 vesting on the first anniversary of the grant and 1/3 vesting each anniversary thereafter.
(7)	Mr. Cockcroft was appointed to our board of directors on November 16, 2005 and was granted 200,000 options, effective November 16, 2005, under our non-U.S. Employee Stock Option Plan, 1/3 vesting on the first anniversary of the grant and 1/3 vesting each anniversary thereafter.
(8)	Includes 2,000,000 shares of common stock held by Daniel Meyer, excluding stock options which are not exercisable within 60 days of March 31, 2006.
(9)	Includes 3,074,200 shares of common stock held by the Sheikh and 12,222,224 shares of common stock issuable upon conversion of 3,055,556 shares of Series A Preferred Stock held by the shareholder.
(10)	Metage Capital Limited beneficially owns 2,000,000 common shares through Metage Funds Limited, a Cayman Islands investment company, and 2,000,000 common shares through Metage Special Emerging Markets Fund Limited, a Cayman Islands investment company.
(11)	Mr. McCue was appointed to our board of directors on May 30, 2006, and was granted 200,000 options effective May 30, 2006, under our non-U.S. Employee Stock Option Plan, one-third vesting on the first anniversary of the grant and the remaining vesting in one-third increments each anniversary thereafter.
(12)	Mr. Rahman was appointed Manager of Finance and Administration on May 29, 2006. He was not granted any stock options as of June 6, 2006.

        We have no knowledge of any other arrangements, including any pledge by any person of our securities, the operation of which may at a subsequent date result in a change in control of our company.

        We are not, to the best of our knowledge, directly or indirectly owned or controlled by another corporation or foreign government.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        Except for the transactions described in the section entitled “Employment Contracts and Termination of Employment and Change-In-Control Arrangements” and below, none of our directors, named executive officers or more-than-five-percent shareholders, nor any associate or affiliate of the foregoing, have any interest, direct or indirect, in any transaction, from our inception (August 2002) to the date of this prospectus, or in any proposed transactions which has materially affected or will materially affect us.

Equity Compensation Plan Information

        Subsequent to December 31, 2004, we adopted an incentive stock plan for non-U.S. residents on July 26, 2005, and an incentive stock plan for U.S. residents on August 25, 2005. Our stock incentive plan for non-U.S. residents authorizes the issuance of stock options to acquire up to 10% of our issued and outstanding shares of common stock and our stock incentive plan for U.S. residents authorizes the issuance of stock options to acquire up to a maximum of 4,657,148 shares of common stock (less the number of shares issuable upon exercise of options granted by the us under all other stock incentive plans on the date of any grant under the plan).

Adoption of Non-U.S. Stock Option Plan

        On July 26, 2005, we adopted, subject to receiving shareholder approval, the Sky Petroleum, Inc. Non-U.S. Stock Option Plan, effective as of April 1, 2005. The Non-U.S. Plan authorizes the issuance of stock options to acquire up to 10% of our issued and outstanding shares of common stock. The purpose of the Non-U.S. Plan is to aid us in retaining and attracting Non-U.S. residents that are capable of enhancing our prospects for future success, to offer such personnel additional incentives to exert maximum efforts for the success of our business, and to afford such personnel an opportunity to acquire a proprietary interest in the company through stock options. Our Board of Directors or our Compensation Committee, if any, will administer the Non-U.S. Plan and determine the terms and conditions under which options to purchase shares of our common stock may be awarded. The term of an option granted under the Non-U.S. Plan cannot exceed seven years and the exercise price for options granted under the Non-U.S. Plan cannot be less than the fair market value of our common stock on the date of grant.

Adoption of 2005 U.S. Stock Incentive Plan

        On August 25, 2005, we adopted, subject to receiving shareholder approval, the Sky Petroleum, Inc. 2005 U.S. Stock Incentive Plan for U.S. residents. The U.S. Plan authorizes the issuance of stock options and other awards to acquire up to a maximum of 4,657,148 shares of our common stock (less the number of shares issuable upon exercise of options granted by us under all other stock incentive plans on the date of any grant under the plan). The purpose of the U.S. Plan is to aid the Company in retaining and attracting U.S. personnel capable of enhancing our prospects for future success, to offer such personnel additional incentives to exert maximum efforts for the success of our business, and to afford such personnel an opportunity to acquire a proprietary interest in the company through stock options and other awards. The U.S. Plan provides for the grant of incentive stock options (within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended), options that are not incentive stock options, stock appreciation rights and various other stock-based grants. Our Board of Directors or a committee thereof, if any, will administer the U.S. Plan and determine the terms and conditions under which options to purchase shares of our common stock or other awards may be granted to eligible participants. The term of an incentive stock option granted under the U.S. Plan cannot exceed ten years and the exercise price for options granted under the U.S. Plan cannot be less than the fair market value of our common stock on the date of grant.

Equity Compensation Plan Information

        The following table sets forth information related to our equity compensation plans as of June 15, 2006.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)

Equity Compensation	--	--	--
Plans approved by
Security Holders(1)(2)

Equity Compensation	4,183,333	$1.020	1,223,765(3)
Plans not approved by
Security Holders(1)(2)(4)

Total	4,183,333	$1.020	1,223,765(3)

(1)	We have two stock option plans: a stock incentive plan for non-U.S. residents and a stock incentive plan for U.S. residents. Our stock incentive plan for non-U.S. residents authorizes the issuance of stock options to acquire up to 10% of our issued and outstanding shares of common stock and our stock incentive plan for U.S. residents authorizes the issuance of stock options to acquire up to a maximum of 4,657,148 shares of common stock (less the number of shares issuable upon exercise of options granted by the us under all other stock incentive plans on the date of any grant under the plan).
(2)	We intend to submit our incentive stock option plans for shareholder approval at our next annual meeting of shareholders.
(3)	Issuable under our non-U.S. Stock Option Plan.
(4)	We entered into a termination and severance agreement with Mr. Cameron under which we agreed to grant Mr. Cameron 200,000 options outside of our stock option plans exercisable at $1.00 per share,

vesting 100,000 options on April 30, 2006 and the balance will vest on April 30, 2007. We granted Mr. Ian Baron 600,000 options, effective November 16, 2005, under the terms of an option agreement outside of our stock option plans, 1/3 vesting on the first anniversary of the grant and 1/3 vesting each anniversary thereafter.

        Subsequent to December 31, 2005, our board of directors approved an amendment to our stock incentive plan for U.S. residents authorizes the issuance of stock options to acquire up to a maximum of 4,657,148 shares of common stock (less the number of shares issuable upon exercise of options granted by us under all other stock incentive plans on the date of any grant under the plan).

DESCRIPTION OF SECURITIES

        Sky Petroleum is authorized to issue 150,000,000 shares of common stock, $0.001 par value, and 10,000,000 shares of preferred stock, $0.001 par value.

Common Stock

        Each holder of our common stock is entitled to one vote per share in the election of directors and on all other matters submitted to the vote of shareholders. No holder of our common stock may cumulate votes in voting for our directors.

        Subject to the rights of the holders of any our preferred stock that may be outstanding from time to time, each share of our common stock will have an equal and ratable right to receive dividends as may be declared by our board of directors out of funds legally available for the payment of dividends, and, in the event of liquidation, dissolution or winding up of our corporation, will be entitled to share equally and ratably in the assets available for distribution to our shareholders. No holder of our common stock will have any preemptive right to subscribe for any our securities.

        Our common stock is quoted on the NASD Over-the-Counter Bulletin Board under the trading symbol “SKPI.OB.”

Preferred Stock

        Our directors are authorized by our Articles of Incorporation to issue, by resolution and without any action by our shareholders, up to 10,000,000 shares of preferred stock, par value $0.001, in one or more series, and our directors may establish the designations, dividend rights, dividend rate, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms and all other preferences and rights of any series of preferred stock, including rights that could adversely affect the voting power of the holders of our common stock.

        One of the effects of undesignated preferred stock may be to enable the board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of our management. The issuance of shares of preferred stock pursuant to the board of directors’ authority described above may adversely affect the rights of holders of common stock. For example, preferred stock issued by us may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for the common stock at a premium or may otherwise adversely affect the market price of the common stock.

        On September 16, 2005, the Company filed a certificate of designation of rights and preferences of the Series A Preferred Stock with the Secretary of State of the state of Nevada. Pursuant to the certificate of designation, 3,055,556 shares of Series A Preferred Stock were designated. Currently, 3,055,556 shares of Series A Preferred Stock are outstanding.

        Each share of Series A Preferred Stock is initially convertible into four shares of the Common Stock of the Company, subject to adjustment for stock splits, recapitalization or other reorganizations. In addition, the Series A Preferred Stock have broad-based weighted average antidilution protection that will cause the conversion price to adjust downward in the event that the Company issues shares of Common Stock or securities convertible into Common Stock at a price of less than the conversion price of the Series A Preferred Stock then in effect. The shares of Series A Preferred Stock may be converted into Common Stock at the option of the holder. In addition, at any time after the closing bid price for the Company’s Common Stock on the NASD OTCBB or the primary United State exchange on which the Common Stock is then traded exceeds $3.00 during any five consecutive trading days, the Company may, at its sole option, convert the Series A Preferred and any accrued but unpaid dividends into Common Shares at the then-applicable conversion price by providing written notice of such conversion to the holders of the Series A Preferred; provided that there is an effective registration statement under the Securities Act registering the resale of the Common Stock to be issued upon such conversion.

        Each share of Series A Preferred Stock is entitled to receive a dividend of 7% per annum prior and in preference to the Common Stock of the Company. The dividend begins to accrue on December 30, 2005 and will be payable quarterly thereafter. The dividend is cumulative. In the event of a liquidation or acquisition of the Company, the holders of the Series A Preferred Stock will be entitled to receive an amount equal to any accrued and unpaid dividend prior and in preference to any distributions to the holders of the Common Stock. Thereafter, the holders of the Series A Preferred Stock will be entitled to participate in distributions on an as converted to Common Stock basis. A dividend of $192,500 was paid in April, 2006, to the holders of Series A Preferred Stock related to the first quarter of 2006

        The holders of the Series A Preferred Stock are entitled to elect one director to the Company’s board of directors. In addition, the holders of the Series A Preferred Stock shall vote on all other matters on an “as converted” to Common Stock basis.

        Shares of Series A Preferred may be redeemed, in whole or in part, by the Company out of funds lawfully available therefor from the holders of the then outstanding shares of Series A Preferred on a pro ratabasis, at any time by providing written notice to the holders of the Series A Preferred. On the redemption date, the Company shall redeem, on a pro rata basis in accordance with the number of shares of Series A Preferred owned by each holder, that number of outstanding shares of Series A Preferred that the Company has elected to purchase for the following consideration: (i) an amount equal to a price per share equal to the $3.60 plus any accrued and unpaid dividends multiplied by the number of shares of Series A Preferred being redeemed from such holder and (ii) the issuance of the number of shares of Common Stock equal to seventeen and one-half percent (17.5%) of the shares of Common Stock then issuable upon conversion of the shares of Series A Preferred being redeemed from such holder. A cash payment will be provided in lieu of any fractional shares of Common Stock that would otherwise be issuable at a price per share of Common Stock equal to the then-applicable conversion price.

Nevada Corporate Law

        The Nevada Business Corporation Law contains a provision governing “acquisition of controlling interest.” This law provides generally that any person or entity that acquires 20% or more of the outstanding voting shares of a publicly-held Nevada corporation in the secondary public or private market may be denied voting rights with respect to the acquired shares, unless a majority of the disinterested shareholders of the corporation elects to restore such voting rights in whole or in part. The control share acquisition act provides that a person or entity acquires “control shares” whenever it acquires shares that, but for the operation of the control share acquisition act, would bring its voting power within any of the following three ranges:

•	20 to 33 1/3%;

•	33 1/3 to 50%; or

•	more than 50%.

        A “control share acquisition” is generally defined as the direct or indirect acquisition of either ownership or voting power associated with issued and outstanding control shares. The shareholders or board of directors of a corporation may elect to exempt the stock of the corporation from the provisions of the control share acquisition act through adoption of a provision to that effect in the articles of incorporation or bylaws of the corporation. Our articles of incorporation and bylaws do not exempt our common stock from the control share acquisition act.

        The control share acquisition act is applicable only to shares of “Issuing Corporations” as defined by the Nevada law. An Issuing Corporation is a Nevada corporation, which:

•	has 200 or more shareholders, with at least 100 of such shareholders being both shareholders of record and residents of Nevada; and

•	does business in Nevada directly or through an affiliated corporation.

        At this time, we do not have 100 shareholders of record resident of Nevada. Therefore, the provisions of the control share acquisition act do not apply to acquisitions of our shares and will not until such time as these requirements have been met. At such time as they may apply, the provisions of the control share acquisition act may discourage companies or persons interested in acquiring a significant interest in or control of us, regardless of whether such acquisition may be in the interest of our shareholders.

        The Nevada “Combination with Interested Shareholders Statute” may also have an effect of delaying or making it more difficult to effect a change in control of us. This statute prevents an “interested shareholder” and a resident domestic Nevada corporation from entering into a “combination,” unless certain conditions are met. The statute defines “combination” to include any merger or consolidation with an “interested shareholder,” or any sale, lease, exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions with an “interested shareholder” having:

•	an aggregate market value equal to 5 percent or more of the aggregate market value of the assets of the corporation;

•	an aggregate market value equal to 5 percent or more of the aggregate market value of all outstanding shares of the corporation; or

•	representing 10 percent or more of the earning power or net income of the corporation.

        An “interested shareholder” means the beneficial owner of 10 percent or more of the voting shares of a resident domestic corporation, or an affiliate or associate thereof. A corporation affected by the statute may not engage in a “combination” within three years after the interested shareholder acquires its shares unless the combination or purchase is approved by the board of directors before the interested shareholder acquired such shares. If approval is not obtained, then after the expiration of the three-year period, the business combination may be consummated with the approval of the board of directors or a majority of the voting power held by disinterested shareholders, or if the consideration to be paid by the interested shareholder is at least equal to the highest of:

•	the highest price per share paid by the interested shareholder within the three years immediately preceding the date of the announcement of the combination or in the transaction in which he became an interested shareholder, whichever is higher;

•	the market value per common share on the date of announcement of the combination or the date the interested shareholder acquired the shares, whichever is higher; or

•	if higher for the holders of preferred stock, the highest liquidation value of the preferred stock.

Transfer Agent

        The transfer agent and registrar for the our common stock is Pacific Stock Transfer Company.

THE SEC’S POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

        Our bylaws provide that directors and officers shall be indemnified by us to the fullest extent authorized by the Nevada Revised Statutes Section 78.7502, against all expenses and liabilities reasonably incurred in connection with services for us or on our behalf. The bylaws also authorize the board of directors to indemnify any other person who we have the power to indemnify under Nevada law, and indemnification for such a person may be greater or different from that provided in the bylaws.

        Our employment agreement with Brent Kinney provides for indemnification to the fullest extent permitted by Nevada law. This includes indemnifying each such person for all expenses and liabilities, including criminal monetary judgments, penalties and fines, incurred by such person in connection with any criminal or civil action brought or threatened against such person by reason of such person being or having been our officer or director or employee, except for gross negligence or willful misconduct.

        To the extent that indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers and controlling persons, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

DESCRIPTION OF THE BUSINESS

Overview

        Our primary business is to identify opportunities to either make direct property acquisitions or to fund exploration or development of oil and natural gas properties of others under arrangements in which we will finance the costs in exchange for interests in the oil or natural gas revenue generated by the properties. Such arrangements are commonly referred to as farm-ins to us, or farm-outs by the property owners to us.

        We were incorporated in the state of Nevada in August, 2002 as The Flower Valet. We were formed to engage in the business of marketing, selling and distributing floral products, gifts and gourmet foods through the internet at www.flowervalet.com. On September 3, 2002, we became an affiliate of LinkShare, an on-line portal with various links to online suppliers of floral products, gifts and gourmet foods. We were unable to generate any meaningful revenues through our on-line floral business.

        In 2004, we began to reassess our business plan and to seek business opportunities in other industries, including the oil and gas industry. On December 20, 2004, at our annual meeting of shareholders, our shareholders approved an amendment to our Articles of Incorporation, changing our name from The Flower Valet to Seaside Exploration, Inc. Subsequently, on March 28, 2005, we changed our name from Seaside Exploration, Inc. to Sky Petroleum, Inc. and began actively identifying opportunities to make direct property acquisitions and to fund exploration and development of oil and natural gas properties.

        On March 28, 2005, we increased our authorized capital from 100,000,000 shares of common stock, $0.001 par value per share, to 150,000,000 shares of common stock, $0.001 par value per share. On March 28, 2005, we effected a 4 for 1 forward stock-split of our issued and outstanding shares of common stock, increasing the number of shares outstanding from 6,500,000 to 26,000,000 shares. Information contained in this report gives effect to the forward split. We are also authorized to issue 10,000,000 shares of preferred stock, $0.001 par value per share, and as of December 31, 2005 we have designated 3,055,556 shares of Preferred Stock as Series A Preferred Stock, all of which are currently outstanding. The Series A Preferred Stock is convertible into 12,222,224 shares of common stock.

        We manage our business through our wholly-owned subsidiaries in Cyprus: Sastaro Limited and Bekata Limited.

____________________________________________

Sky Petroleum, Inc.
a Nevada corporation
____________________________________________
              |
                 |      100%
____________________________________________

Bekata Limited
a Cypus holding company
____________________________________________
             |
                 |      100%
____________________________________________

Sastaro Limited
a Cypus operating company
____________________________________________

        Sastaro Limited was incorporated on March 28, 2005. Bekata Limited was incorporated on February 7, 2005.

        Our principal corporate and executive offices are located at 401 Congress Avenue, Suite 1540, Austin, Texas 78701. Our telephone number is (512) 687-3427. We maintain a website at www.skypetroleum.com. Information contained on our website is not part of this report.

Mubarek Field — Participation Agreement

        On May 18, 2005, we announced that our indirect, wholly-owned subsidiary, Sastaro Limited, entered into a Participation Agreement with Buttes Gas and Oil Co. International Inc., a wholly-owned subsidiary of Crescent Petroleum Company International Limited. Under the terms of the Participation Agreement, Sastaro has the right to participate in a share of the future production revenue by contributing up to $25 million in drilling and completion costs related to two wells in an off-shore oil and gas project in the United Arab Emirates. The project is located in the Ilam/Mishriff reservoir of the Mubarek Field area near Abu Musa Island in the Arabian Gulf, which we refer to as the “Concession Area”. The Participation Agreement does not grant Sastaro any interest in the Concession Area other than the right to receive a share of future production revenue.

        The Participation Agreement obligated Sastaro to pay $25 million in drilling and completion costs related to two wells according to the following schedule:

•	$2.0 million (paid) within seven days of the later of (i) the signing of the Participation Agreement or (ii) certification by Buttes Gas and Oil’s external auditors that, as of December 31, 2004, Buttes Gas and Oil’s assets were not less than $100 million, its net current assets were not less than $2.5 million and its long term indebtedness was not more than $25 million;

•	$2.5 million on June 30, 2005 (paid);

•	$2.5 million on July 15, 2005 (paid);

•	$4.0 million on October 15, 2005 (paid);

•	$1.5 million on November 1, 2005 (paid);

•	$ 2.0 million on November 30, 2005 (paid);

•	$3.5 million upon the spudding of the first well (paid);

•	$3.5 million within 30 days after the spudding of the first well (paid); and

•	$3.5 million within 60 days after the spudding of the first well (paid).

        If the actual drilling and completion costs are less than the amounts paid by Sastaro, Buttes Gas and Oil will reimburse Sastaro the difference between the actual drilling and completion costs and the actual amounts paid by Sastaro. If Buttes Gas and Oil estimates that the drilling and completion costs of the second well will increase the total drilling and completion costs of the two wells above $25 million, Sastaro will have the option, but not the obligation, to pay these additional costs. Upon exercising this option, Sastaro will become obligated to pay the total costs of the second well whether above or below Buttes Gas and Oil’s estimate.

        In addition, if Buttes Gas and Oil decides to drill additional wells in the Concession Area, we will have the option to participate in these wells and, upon exercise of the option, will be obligated to pay 100% of the drilling and completion costs of any of these wells.

        The Participation Agreement set forth specific dates in which Buttes Gas and Oil was required to have a rig under contract to spud the first well. The Participation Agreement also set forth the rights and obligations of Buttes Gas and Oil and Sastaro in the event Sastaro defaults on any of its payment obligations under the Participation Agreement, including forfeiture of payments if Sastaro failed to make at least $12.5 million in payments and reductions in Sastaro’s right to receive a portion of the production revenue if Sastaro made at lease $12.5 million in payments, but failed to fund the its full $25 million commitment under the terms of the Participation Agreement.

        As of March 31, 2006, Sastaro paid Buttes Gas and Oil the full $25 million commitment under the terms of the Participation Agreement. Sastaro had paid Buttes Gas and Oil $14.5 million under the Participation Agreement as of December 31, 2005. Buttes Gas and Oil spudded the first well on January 31, 2006, and Sastaro paid Buttes Gas and Oil $3.5 million on February 7, 2006, $3.5 million on February 28, 2006 and $3.5 million on March 24, 2006 being the final payment.

        In exchange for the payment obligations described above, Sastaro will receive:

•	75% of the combined production revenue from the wells, if any, until Sastaro has been reimbursed its total investment;

•	thereafter, 40% of the combined production revenue from the wells, if any, until Sastaro has been reimbursed twice its total investment; and

•	thereafter, 9.2% of the combined production revenue from the wells, if any, until the expiration of the Participation Agreement.

•	less: (i) a 14.5% contribution to royalty obligations, (ii) $3 per barrel of crude oil for operating costs and (iii) certain other costs.

•	Buttes Gas and Oil will be responsible for carrying out all drilling and completion work related to the wells.

        If the drilling and completion costs of the first two wells exceed $25 million and those excess costs have been paid by Buttes Gas & Oil, then the payments to Sastaro described above will be decreased proportionately, unless Sastaro, at its option, elects to make additional contributions to fund these additional costs in order to maintain its full interest in the revenue from the wells. Rising or unforeseen costs related to drilling and technical engineering may increase the cost related to drilling and completing the wells.

        Sastaro may assign its rights and obligations under the Participation Agreement unless the proposed assignee would materially impact the business and affairs of Buttes Gas and Oil.

        The term of the Participation Agreement shall continue until the Mubarek Field has reached the end of its economic life as determined by Buttes Gas and Oil or until otherwise terminated under the terms of the Participation Agreement.

        In January 2006, we announced that Buttes Gas and Oil, the operator of the Mubarak Field, signed a contract with P.T. Apexindo Pratama Duta Tbk (JSX: APEX), an Indonesian oil and gas drilling company, to drill the first of two obligation wells using the Rani Woro jackup rig. The Rani Woro can operate to a water depth of 350 feet and has a 25,000 foot drilling capacity. Buttes Gas and Oil spudded the first well on January 31, 2006. Our plan of operation for 2006 is to fund Sastaro’s obligations under the Participation Agreement and to identify and participate in other oil and gas exploration and development projects.

Compensation Agreement

        On May 18, 2005, we entered into a Compensation Agreement with Paraskevi Investment Company S.A. pursuant to which Paraskevi will provide certain advisory services to us in connection with the Participation Agreement in exchange for 1 million shares of our common stock. Under the Compensation Agreement, we are required:

•	to issue to Paraskevi 500,000 shares of the Company’s common stock upon the signing of the definitive Participation Agreement; and

•	to issue to Paraskevi an additional 500,000 shares of the Company’s common stock once Sastaro provides US$12.5 million of funding to Buttes Gas and Oil for drilling costs pursuant to the Participation Agreement.

        We issued Paraskevi 500,000 shares of common stock under the terms of the Compensation Agreement in connection with the signing of the Participation Agreement, and an additional 500,000 shares of common stock were issued on February 6, 2006.

Mubarek Field Program

        We retained Energy Services Group Dubai (“ESG”) to provide an independent technical review of a project in the Mubarek Field project based on an evaluation of data provided to us by Buttes Gas and Oil. Ian Baron, a director of our company appointed in November 2005, is a founding partner of ESG. Information in this section entitled Mubarek Field Program are based on information contained in ESG’s report.

Overview

        The Mubarek Field was discovered in 1972 and is located in about 200 feet of water 12 kilometers from Abu Musa Island offshore Sharjah, United Arab Emirates.

        The field is a large anticlinal structure with about 600 feet of vertical relief and is approximately 15 by 11 kilometers in area. Hydrocarbons were encountered in the Cretaceous Ilam, Mishrif and Thamama reservoirs. Only the Ilam / Mishrif reservoirs are involved in this in-fill drilling project.

AGE	FORMATION		DEPTH (FT TVDSS)	ERROR (FT)	LITHOLOGY
	SEABED		210'		
QUATERNARY					Unconsolidated Limestone
			1335'	± 50'	
MIOCENE	UPPER FARS	BAKHTYARI			Conglomerate
		GURI LIMESTONE	3205'	± 50'	Clay and Limestone with Anhydrite
	MIDDLE - LOWER FARS		3317' (SALT 1)	± 50'	
		LOWER FARS ANHYDRITIC SECTION			Clays and Anhydrites with Halite
			4288'	± 50'	
		SALT 1			
			6568'	± 50'	
		CYCLIC SALTS			Clay and Halite with Anhydrite
			7536'	± 50'	
		MASSIVE SALT			Halite
			8208'	± 50'	
PALAEOCENE - OLIGOCENE	PABDEH MARL		9680' (PM3)	± 50'	Shales and Marls
			11105'	± 50'	
MAASTRICHTIAN - CAMPANIAN	GURPI SHALE				Shale
			12440'	± 50'	
SANTONIAN	DARK SHALE				
			12657'	± 50'	
	ILAM				Limestone
			12765'	± 50'	
CENOMANIAN - ALBIAN	MISHRIF				Limestone
			13160'	± 50'	
	KHATIYAH				Lime Mudstone
			13267'	± 50'	
ALBIAN	MAUDDUD		TD =13500'		Limestone with Shale

        The area was awarded to a consortium led by Buttes Gas and Oil in the 1970‘s, and Butte Gas and Oil has since been involved in exploring and developing oil and gas from all or parts of the area.

        A total of nine production wells were drilled into this reservoir up to 1995, all within a small crestal area. The currently producing wells have a high water cut in view of their maturity. Wells drilled early in the field life produced at initial rates between 12,000 and 22,000 barrels of oil per day (bopd) and achieved cumulative production of up to 22 million barrels per well. The more recent wells have had cumulative production in excess of 1 million barrels. The reservoir is generally low porosity and fractures play a major role in the production.

Technical Review

        Based on ESG’s assessment, the infill drilling locations proposed by Buttes Gas and Oil are considered to lie within the field limits and above the oil water contact, and both locations are expected to have adequate untapped reserves (although depleted pressures) to justify the drilling of the two wells.

         Approximately 86 million barrels have been produced putting recovery somewhere between 20% and 30%. Given the recovery to date, the distribution of the wells and the layered nature of the reservoir, it is the view of ESG that there are significant additional recoverable oil reserves remaining in the field. Hence the potential for additional in-fill wells. ESG interpret the proposed locations for these wells to well above the oil water contact and they can be reached from existing platforms with available slots.

        Extensive production facilities have been installed during the life of the field and production from the proposed wells will be processed and exported through these facilities. This is expected to enable the wells to be tied in and brought on-stream promptly. In return, an operating fee of $3 per barrel will be paid to Buttes Gas and Oil.

        The field was formed by salt movements related to the major Abu Musa Island salt diaper some 15 kilometers west of the field. The reservoir poro-perm characteristics of the Ilam/Mishrif are generally low and fractures play a major role in the production. Faulting appears limited, based on recent three dimensional (“3D”) interpretation but where it occurs, it probably facilitates water incursion into the reservoir and complicates fluid dynamics in different parts of the field. Regional knowledge suggest faulting may be more ubiquitous than currently interpreted and further work is recommended on this topic as it has a major bearing on reservoir performance.

        The reservoir today is 700 psi above the bubble point and there is no gas cap. There is no pressure maintenance of the reservoir and gas lift is used to enhance oil production. The early wells produced at rates of up to 20,000 bopd and achieved cumulative production of up to 22 million barrels per well. The recent wells, however, have initial production rates at 1500 – 2000 bopd with cumulative production in excess of 1 million barrels, with water cuts in the order of 50% early in the life of the well. In order to reduce the risk of rapid water incursion, it is essential to locate the wells away from faults and areas remote from the depleted crestal area.

3D Seismic Survey

        A 3D ocean bottom cable (OBC) seismic survey was carried out in 1997. The data quality is fair due to the effects of the geological section overlying the reservoir. This causes two main problems:

1.	severe multiple interference predominantly generated from the Base Miocene Salt reflector. The time from seabed to Base Salt is almost the same as Base Salt to Top Ilam Mishrif reservoir reflector hence the multiple frequently interferes with the most important mapping horizon, and

2.	frequency attenuation is caused by the interbedded Fars section above the Miocene Salt which results in frequencies of less than 40 Hz at the reservoir level. This more or less prohibits any seismic analysis within the reservoir interval.

        As a result, the data quality at the reservoir level is limited in its frequency content and has serious multiple interference. This renders accurate fault interpretation across the field difficult. Further analysis of the 3D data using a variety of display techniques suggests the fault pattern may be more extensive than currently mapped.

        In addition to the problems with seismic data quality, the overlying section has rapid lateral velocity variations due to salt movements causing problems in depth conversion. As a result, the seismic data allows mapping of the structure and major faults (>50 feet), but is of limited value in mapping reservoir characteristics.

Reservoir Description

        Well log data over the reservoir section is available on 19 wells in the Mubarek Field. All wells show generally low porosity over the Ilam/Mishrif section, mainly less than 10%. Only 4 wells in the field have core data, however this date clearly shows that even in the better looking reservoir sections, porosity and permeability is low. Based on the well test results showing that wells tested at rates in excess of 15,000 bopd, clearly fracture porosity is playing a major role in the reservoir performance. In addition, erosion and leaching are known to have affected the Ilam/Mishif reservoir in other fields in the area and should be expected to play a role in reservoir performance in Mubarek. Reservoir quality allegedly deteriorates towards the flanks of the structure due to reduction in fracture density away from the crest. However, there is only limited data to support this assertion.

        The reservoir has been described as having 19 zones which can be mapped across the field, 5 in the Ilam, 5 in the Upper Mishrif, 4 in the Middle Mishrif and 5 in the Lower Mishrif.

        The zones comprise a mixture of carbonate muds and sands and there is significant lateral facies variation within these zones which will influence fluid flow and reserve distribution. Well evidence indicates watering out of some zones confirming reservoir layering to be a significant factor in reservoir performance. A recent reservoir study by Dean Potter, a consulting geologist, has updated this zoning scheme and provides a better understanding of the reservoir and its remaining potential. This analysis is aligned in principle with work the authors have been involved with in other nearby fields with Ilam/Mishrif reservoirs. However there are apparent discrepancies between the log data and the reservoir maps created, and significant interpretive license has been taken in areas remote from well control. This does not reduce the value of the work but increases the level of certainty in reservoir prediction.

        It is noted that the oil water contact is put at around 13,100 feet based on calculations, as it has never been encountered. Based on knowledge from other fields in the area hydrodynamics may cause the oil water contact to be tilted from east to west. This could affect reserve distribution and volume on a field wide scale but will not affect the wells being proposed for this program.

Proposed Drilling Locations

        ESG reviewed 4 potential new well locations on the Mubarek field with the objective of selecting the 2 most optimal for oil production within the Ilam-Mishrif reservoir. Initially a review of the geological, petrophysical and reservoir aspects were made to determine the preferred locations. A geophysical review of the preferred locations was then made to ensure there were no seismic concerns, mainly with respect to faulting.

        The Ilam/Mishrif reservoir within Mubarek field has produced approximately 86 million barrels of oil to date, after first production in 1974. The current oil production rate from the remaining production wells E-1 ST, G-1 and J-1, is approximately 650 barrels of oil per day at a producing water-cut of 92 percent. This is down from initial production levels of approximately 50000 barrels of oil per day at zero water-cut. Estimates of recovery factor vary depending on various estimates of OIIP, however it is considered that the current recovery factor lies between 25 and 30 percent.

        Some 9 wells have been produced from the reservoir over the 31 years of field life, all are located in a small area near the crest of the structure. Many of the wells experienced operational problems during production, resulting in early loss of the well for production purposes (e.g. casing collapse due to external salt pressure).

        Depending on their time on production and when they were drilled, the production character of all wells appears to follow a very similar trend characterized by early water ingress, followed by a rapid increase in water cut to between 50 and 80 percent. This water cut then show steady increase (but at lower rate) through to present day levels.

        The static reservoir pressure data from the wells shows that there is a high level of inter-well communication. In fact, the pressure decline history of all wells through out the history of the field is very nearly identical. Matrix permeability’s generally vary from 0.1 to 10 millidarcies in both Ilam and Mishrif formations. However, interpreted test permeability’s are generally between 1 and 2 orders of magnitude higher than this range. This difference is considered to be likely to natural fracturing within the reservoir and is supported by the highly negative well bore skins calculated from well testing.

Reservoir Drive Mechanism

        It would appear that the drive mechanism for production has been a combination of fluid expansion drive with the reservoir fluid being highly under saturated (bubble point pressure is 3300 psi compared to initial reservoir pressure of 6700 psi) and relatively weak water drive due to water influx.

        While natural water influx to the reservoir is obviously occurring, describing the path of this influx is very difficult due to the undefined influence of natural fracturing and the fact that most wells were co-mingled from all productive zones. There is also an overall paucity of data describing relative production from specific perforated zones.

        Given that there are many identifiable intervals with good porosity and reasonable permeability, it is considered likely that the nature of the water influx to the reservoir will be a combination of both flooding through the fracture system and the rock matrix itself.

        Given the decline in reservoir pressure and considering the rise of aquifer water through the original oil column it is also expected that some degree of water-oil gravity drainage may also be occurring.

Well Location Selection

        The objective of the review was to select those well locations with the highest productive oil potential. The major influences on determining this included the following:

•	position on structure

•	potential net pay

•	well productivity

•	water-cut

        Of the 4 well locations pre-selected for review, two locations were selected as being most attractive for potential oil production.

        In terms of well productivity, no clearly identifiable trend has been identified across the field. This is complicated by the co-mingling of production over various reservoir intervals in different wells through the production history of the field. Given the inability to either describe or predict the fracture system within the reservoir (which clearly dominates resultant well productivity) any predictions of well productivity at particular locations will carry a high degree of uncertainty.

        Given the difficulty in determining how (or more importantly where) water influx to the reservoir has occurred, any identification of areas of un-swept oil within the reservoirs will also be difficult. It should also be considered that while well productivity and fracturing are clearly linked, fracturing is also likely to influence water influx, in that water from the aquifer will sweep through the fracture system preferentially.

        Well locations have been assessed with consideration to optimal structural position and net pay. Another dominant factor in selecting locations has been the consideration of likely initial water-cut. In this case, the optimal locations will potentially have the lowest possible initial water-cut resulting in the highest possible oil rate. The two chosen locations are considered to fulfill this criteria from within the 4 pre-selected well locations.

        The chosen well locations are also slightly more peripheral to the central well area when compared to the rejected locations. It is possible therefore, that these wells may not be so pervasively fractured as compared to the wells located near to the crest of the structure. Normally, a greater intensity of fracturing would be expected at the crest of the structure than on the flanks.

        To some degree, a lower intensity of fracturing at the flank locations may decrease the productive potential of the well. However, more importantly, it decreases the possibility that the area has been swept by aquifer water thereby allowing for the potential of considerably lower water cut during the initial production period. It is considered that this could result in higher overall oil rates being achieved.

        Buttes Gas and Oil estimated that the first well, Mubarak H-2, will take approximately 60-90 days to complete and results are anticipated prior to the end of the second quarter of 2006. The rig will then be moved off location to another operator for one well and subject to the terms of the Agreement, will return to the Mubarak Field in approximately six months to drill and complete the Mubarak J- 3 well. We expect the second obligation well will be completed prior to the end of 2006.

        On September 15, 2005, we announced the target locations for the infill wells to be drilled to the Ilam/Mishrif reservoir in the Mubarek Field had been selected. The wells will be drilled from existing platforms into the Ilam/Mishrif oil reservoir. The H-2 and J-3 wells target locations are located approximately one kilometer from wells which have produced oil from the Ilam/Mishrif. The field has complete 3D seismic coverage and extensive production and export infrastructure already in place with adequate capacity to process production from the two new wells.

Mubarek H2 Well Testing

        The first well, Mubarek H2, was completed during the second quarter of 2006 at a total depth of 15,020 feet (drilled depth). Initial logging of the well indicated good oil saturations over more than 100 feet in the Ilam/Mishrif reservoir section and the well was cased to enable testing of these zones. Crescent Petroleum Company International Limited, the operator of the Mubarek Field, reported that the well was perforated over 6 zones totaling 129 feet, as two separate tests. The lowest zone was perforated over a 27 foot interval which proved to be water bearing and was sealed off. The second test comprised perforations over 5 zones totaling 102 feet. Testing of this second interval is continuing through the field production facilities.

        Based on initial testing, the well flows in an unstable manner with a high water cut making accurate measurements difficult due to surging of the well. During periods when the well was flowing in a stable fashion, rates of 168 BOPD (barrels of oil per day) and 2259 BWPD (barrels of water per day) were recorded. These measurements are based on only limited testing over a period of approximately one month. Further evaluation is required to determine if methods of shutting off zones which are producing water and stimulation of the zones producing oil are feasible and would result in stable production. Depending on results, further acidizing of the well may be required. There can be no assurance that the Mubarek H2 well will be stabilized or that production, if any, will be consistent with those measured during the testing period.

        Assuming a production rate of 168 BOPD (barrels of oil per day) and the current Mubarek crude price of $65 per barrel, the net forecast monthly revenue to Sky under the terms of the Participation Agreement, after deduction of royalties and operating costs, will be approximately $200,000 per month. Our estimates and forecasts are based on testing completed over a limited testing period of approximately one month and assuming that the Mubarek H2 well will be stabilized and actual production will be consistent with limited production over the testing period. Further testing and work on the well is required to determine if production can be stabilized. Actual production may be less than our forecasts or estimates.

Sir Abu Nu’Ayr Island Project.

        Pursuant to the Participation Agreement, we have the right of first refusal to participate in a project that is expected to result in an exploration program conducted by an affiliate of Buttes Gas and Oil, as concession operator, in a concession located in the offshore waters around Sir Abu Nu’Ayr Island. The island of Sir Abu Nu’Ayr, which sits in the center of the concession area, is part of the Emirate of Sharjah but is located in the of the offshore territory of Abu Dhabi. We expect to successfully negotiate an agreement with this affiliate of Buttes Gas and Oil with respect to Sir Abu Nu’Ayr during the next twelve months.

Employees and Consultants

        As of June 6, 2006, we have retained the services of three consultants:

•	Michael Noonan serves as our Vice President, Corporate, and Secretary,

•	James Screaton provides general consulting services, and

•	Donald Cameron provides general consulting services.

        We have an employment agreement with Brent Kinney, our chief executive officer.

        We also have a consulting agreement with Energy Services Group Dubai (ESG). Ian Baron, a director of our company, is a founding partner of ESG.

        We had no other employees or consultants.  In order to control costs and limit the number of our administrative personnel, we anticipate that we will retain consultants to provide or that our consultants will provide administrative type services until we are able to generate sufficient revenues from operations, if any, to hire personnel.

Competition

        The oil and natural gas industry is intensely competitive, and we compete with other companies that have greater resources. Many of these companies not only explore for and produce oil and natural gas, but also carry on midstream and refining operations and market petroleum and other products on a regional, national or worldwide basis. These companies may be able to pay more for productive oil and natural gas properties and exploratory prospects or define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. In addition, these companies may have a greater ability to continue exploration activities during periods of low oil and natural gas market prices. Our larger or integrated competitors may be able to absorb the burden of existing, and any changes to, federal, state, local and tribal laws and regulations more easily than we can, which would adversely affect our competitive position. Our ability to acquire additional properties and to discover reserves in the future will be dependent upon our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. In addition, because we have fewer financial and human resources than many companies in our industry, we may be at a disadvantage in bidding for exploratory prospects and producing oil and natural gas properties.

Government regulation

        The operations of Buttes Gas & Oil on the Ilam-Mishrif reservoir project in Sharjah, United Arab Emirates are subject to intense governmental regulation.

DESCRIPTION OF PROPERTY

        Our principal corporate and executive offices are located at 401 Congress Avenue, Suite 1540, Austin, Texas 78701. Our telephone number is (512) 687-3427. We rent our office space. We do not currently maintain any investments in real estate, real estate mortgages or securities of persons primarily engaged in real estate activities, nor do we expect to do so in the foreseeable future.

MANAGEMENT’S DISCUSSION AND ANALYSIS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, those set forth under “Risk Factors and Uncertainties” and elsewhere in this prospectus.

        This discussion and analysis should be read in conjunction with the accompanying Consolidated Financial Statements and related notes. The discussion and analysis of the financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the company to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of any contingent liabilities at the financial statement date and reported amounts of revenue and expenses during the reporting period. On an on-going basis the company reviews its estimates and assumptions. The estimates were based on historical experience and other assumptions that the company believes to be reasonable under the circumstances. Actual results are likely to differ from those estimates under different assumptions or conditions, but the company does not believe such differences will materially affect our financial position or results of operations. Critical accounting policies, the policies the company believes are most important to the presentation of its financial statements and require the most difficult, subjective and complex judgments, are outlined below in “Critical Accounting Policies,” and have not changed significantly.

        In addition, certain statements made in this report may constitute “forward-looking statements”. These forward-looking statements involve known or unknown risks, uncertainties and other factors that may cause the actual results, performance, or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Except for historical information, the matters set forth herein, which are forward-looking statements, involve certain risks and uncertainties that could cause actual results to differ. Potential risks and uncertainties include, but are not limited to, Sky Petroleum’s ability to raise additional capital to fund its commitments under the Participation Agreement, the success of the proposed infill drilling programs, Sky Petroleum’s ability to access opportunities, the contemplated continued production at the Mubarek field, our expectations related to the Sir Abu Nu’Ayr Island Project, the competitive environment within the oil and gas industry, the extent and cost effectiveness with which Sky Petroleum is able to implement exploration and development programs in the oil and gas industry, obtaining drilling equipment on a timely fashion, commodity price risk, and the market acceptance and successful technical and economic implementation of Sky Petroleum’s intended plan. Forward-looking statements can be identified by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continues” or the negative of these terms or other comparable terminology. Although Sky Petroleum believe that the expectations reflected-in the forward-looking statements are reasonable, the company cannot guarantee future results, levels of activity, performance or achievements.

Overview

        We are an oil and gas exploration company, with the primary focus of seeking opportunities where discoveries can be appraised rapidly and advanced either by using existing infrastructure or by entering into arrangements with joint-venture partners.

        As part of our business strategy, we, through our wholly-owned subsidiary, Sastaro, entered into a Participation Agreement for the financing of a drilling program in the Mubarek field, an offshore region in a concession area surrounding Abu Musa Island in the Arabian Gulf, with Buttes Gas and Oil Co. International Inc., a wholly-owned subsidiary of Crescent Petroleum Company International Limited. Under the terms of the Participation Agreement, Sastaro has the right to participate in a share of the future production revenue by contributing $25 million in drilling costs related to two wells in an off-shore oil and gas project in the United Arab Emirates. The Participation Agreement does not grant Sastaro any interest in the concession area other than the right to invest in a share of future production revenue, if any.

        We were incorporated on August 22, 2002, pursuant to the laws of the State of Nevada under the name of The Flower Valet. In 2004, we began to reassess our business plan and to seek business opportunities in other industries, including the oil and gas industry. On December 20, 2004, at our annual shareholder’s meeting, our shareholders voted to change the management and approve the change of our name to Seaside Exploration, Inc. Subsequently, on March 28, 2005, we changed our name to Sky Petroleum, Inc.

        Since our incorporation on August 22, 2002 through December 31, 2004, we were primarily engaged in the business of marketing, selling and distributing floral products, gifts and gourmet foods through its website. We only generated $49 in revenues during this period. As a result of determining the potential lack of viability of its previous business model, and the lack of capital to pursue the previous business model, the company changed its business strategy and decided to pursue other business opportunities in the oil and gas industry. Since our inception through December 31, 2005, we had a net cumulative loss of $6,054,044.

        During the year ended December 31, 2005, we incurred net operating losses of $6,026,132. We had no revenue from operations and our operating expenses totaled $6,026,132. Expenses included significant costs of $3,522,076 incurred in financing fees resulting from costs related to raising approximately $38,000,000 during 2005. Other significant expenses included $1,385,930 in expenses related to consulting services for consulting services and $179,578 in officers’ salaries and wages, respectively, for services by consultants provided in connection with our evaluation of the Mubarek Field and by certain of our executive officers through consulting companies. We also incurred investor relations expenses of $440,421 in connection with European and North American investor relations and shareholder communications. Professional fees included fees for legal, accounting and auditor services incurred in connection with our capital raising activities and general public company reporting obligations. We incurred general and administrative expenses of $258,119, which included expenses related to maintaining offices in Austin and Calgary and our presence in Dubai near the Mubarek Field. We incurred expenses of $996,015 in connection with stock-based compensation resulting from stock option grants to our officers and directors that is included in consulting fees and officers’ wages and salaries.

        We had non-operating income of $74,315 from interest earned on cash and cash equivalents from excess cash. This was off-set by non-operating interest expense of $43,627 from notes payable required for interim financing and loss on foreign currency of $28,140. Our net loss for the year ended December 31, 2005 was $6,023,584 or $0.20 per share.

Operations During the Three Months Ended March 31, 2006

        During the three months ended March 31, 2006, we had a loss of $1,575,126 as compared to a loss of $69,544 during the three months ended March 31, 2005. During the first quarter of 2006, there was no revenue and expenses from operations were $1,728,945. This included consulting expense of $1,168,772, officers’ salaries and wages of $243,116, investor relations expense of $89,915, professional fees of $96,069, directors fees of $53,400 and general and administrative expenses of $71,673. This compares to only general and administrative expense of $67,544 in 2005. Consulting fees relate to five consultants and a former consultant and also includes $995,100 of stock-based compensation. Officers’ salaries and wages includes $190,616 of stock-based compensation expense. Therefore, total expenses includes $1,185,716 of stock based compensation, which is a non-cash item. Of this amount $665,716 relates to stock based compensation to employees and consultants, which is the amount amortized in this period. There is an additional $520,000 related to shares issued to Paraskevi Investment Company S.A., for services rendered in connection with the Participation Agreement as described in note 5 to the financial statements.

        We also had other income of $153,819 which is primarily interest income arising from short term investments in United States Treasury Bills of the Company’s excess cash during the period. There was an interest expense of $2,000 in the three months ended March 31, 2005 due on short term promissory notes required as bridge financing to meet working capital requirements.

        Cash flows from operating activities were a negative $536,875 during the three months ended March 31, 2006 as compared to a negative cash flow of $59,100 for the comparable period in 2005. The current negative cash flow arises from cash expenses of $543,199, primarily salaries and consulting fees. This was offset by interest income of $157,579, but was affected by prepaid expenses of $60,667 and a reduction in accounts payable of $84,973 in the three months ended March 31, 2006.

Plan of Operation

        Our plan of operation and business strategy is to focus on producing or near-production oil and gas properties in the Middle East and North Africa. We intend to seek niche opportunities through the contacts of our officers and directors in the region. We intend to limit our administrative and overhead expenses by seeking operating partners and participating in projects as non-operator. We intend to use contractors or consultants as much and where possible.

        As the Company has sufficient working capital comments, our goal during the next twelve months ending December 31, 2006 is to drill two commitment wells in our first project in the Mubarek Field under the Participation Agreement with BGOI, and to assess and obtain additional joint venture opportunities in new regions.

        The strategic overview of Sky Petroleum is as follows:

•	To identify opportunities to participate in oil and gas projects in the Middle East and North Africa through strategic participation agreements, farm-ins or joint ventures.

•	To focus initially on lower risk development or exploitation projects in areas with known oil or natural gas reserves / production and infrastructure.

•	To participate as a non-operator on projects with working operators with experience in a specific region.

•	To raise sufficient capital to fund our operations and to establish ongoing production revenue.

        Our plan of operation includes the following goals during the next twelve months:

•	Fund two wells in Mubarek Field in United Arab Emirates to be drilled by BGOI.

•	Evaluate new farm-in / joint venture opportunities in the Middle East or North Africa.

•	First production from the Mubarek Field is expected.

•	Evaluate additional infill drilling locations in Mubarek Field.

•	Negotiate an agreement with BGOI on Sir Abu Nu’Ayr project and fund a work program.

        There can be no assurance that we will successfully implement our business strategy or meet our goals during the next twelve months, if ever.

Liquidity and Capital Resources

        A component of our operating plan is the ability to obtain additional capital through additional equity and/or debt financing to fund future additional prospects. Our only source of internal operating cash flow, if any, will be derived from our participation interest in the Mubarek Field, if the project is successful.

        Since inception, we have financed our cash flow requirements through the issuance of common stock and preferred stock. As we expand our activities, we may continue to experience net negative cash flows from operations, pending receipt of revenues. Additionally we anticipate obtaining additional financing to fund operations through common stock or preferred stock offerings, debt financings and bank borrowings, to the extent available, or to obtain additional financing to the extent necessary to augment working capital.

        As of March 31, 2006 we have raised approximately $38.0 million through private placements of shares of common stock and shares of convertible preferred stock.

        As of December 31, 2005, we had current assets of $18,566,364 including cash and cash equivalents and working capital of $18,403,940. As of December 31, 2005, we had no outstanding loans and current liabilities of $162,424.

        As of March 31, 2006, we had current assets of $7,605,271 including cash and cash equivalents of $7,544,604. We had current liabilities of $265,009 which included $192,500 related to the dividend payable to the holders of the Series A Preferred Stock. This amount was paid on April 3, 2006.

        During the year ended December 31, 2005, we had the following material transactions affecting our liquidity and capital resources.

        On January 7, 2005 and March 12, 2005, we raised $200,000 in bridge financing by issuing demand promissory notes with interest thereon at 8% per annum. The notes were subsequently repaid, including interest, in August, 2005.

        On April 6, 2005, we issued 5,000,000 shares of common stock at $0.50 per share in a private placement totaling $2.5 million. We incurred costs of $655 in connection with the offering. We filed a registration statement with the Securities and Exchange Commission to register the resale of these securities.

        In May, 2005, we advanced $2 million to Sastaro to fund its initial commitment to Buttes Gas & Oil under the Participation Agreement.

        In June 2005, we received various bridge loans totaling $1,500,000 due on demand and bearing interest at a rate of 8%. Proceeds from the loans were used to meet funding commitments under the Participation Agreement. We repaid these bridge loans in August 2005, as described below.

        In July, 2005, we received additional bridge loans totaling $2.45 million dollars due on demand and bearing interest at a rate of 8%. Proceeds from loans were used to meet funding commitments to Buttes Gas & Oil under the Participation Agreement. We repaid these bridge loans in August 2005, as described below.

        On July 26, 2005, we issued a total of 1,716,687 shares of common stock, which included the 1,150,000 shares of common stock issuable pursuant to the subscriptions we accepted during the quarter ended June 30, 2005, and additional 566,687 shares of common stock issuable at $0.80 per share to raise approximately $453,350 (less a finder’s fees of 10%). We filed a registration statement with the Securities and Exchange Commission to register the resale of these securities.

        In August, 2005, we accepted subscriptions to purchase 8,841,178 shares of common stock at $0.80 per share for total proceeds of approximately $7,072,942.40 (less a finder’s fees of 10%) and issued a treasury order to our transfer agent. Our transfer agent delivered the shares certificate to the investors on September 9, 2005. The holders of the bridge loans in the principal amount of $2,950,000 plus interest of $28,000 described above subscribed for shares of common stock in the private placement. In addition, a portion of the proceeds from this private placement were used to repay the remaining notes payable. This included notes of $200,000 and bridge loans of $1,000,000 that were issued in July, 2005. Interest of $15,408 was paid on these notes in August. We filed a registration statement with the Securities and Exchange Commission to register the resale of these securities.

        In August 2005, we accepted for cancellation 12,000,000 shares of common stock from Daniel Meyer, a director. Mr. Meyer agreed to contribute the shares to the company in order to facilitate our ability to raise capital.

        On September 20, 2005 we issued 3,055,556 shares of Series A Preferred Stock to one investor at a price per share of $3.60 for aggregate gross proceeds to us of $11,000,000. Each share of Series A Preferred Stock is initially convertible into four of our shares of Common Stock, subject to adjustment for stock splits, recapitalization or other reorganizations. In addition, the Series A Preferred Stock have broad-based weighted average antidilution protection that will cause the conversion price to adjust downward in the event that we issue shares of Common Stock or securities convertible into Common Stock at a price of less than the conversion price of the Series A Preferred Stock then in effect. The shares of Series A Preferred Stock may be converted into Common Stock at the option of the holder. In addition, at any time after the closing bid price for our Common Stock on the NASD OTCBB or the primary United State exchange on which the Common Stock is then traded exceeds $3.00 during any five consecutive trading days, we may, at our sole option, convert the Series A Preferred and any accrued but unpaid dividends into Common Shares at the then-applicable conversion price by providing written notice of such conversion to the holders of the Series A Preferred; provided that there is an effective registration statement under the Securities Act registering the resale of the Common Stock to be issued upon such conversion. Each share of Series A Preferred Stock is entitled to receive a dividend of 7% per annum prior and in preference to our Common Stock. The dividend begins to accrue on December 30, 2005 and will be payable quarterly thereafter. The dividend is cumulative. In the event of a liquidation or acquisition of the Company, the holders of the Series A Preferred Stock will be entitled to receive an amount equal to any accrued and unpaid dividend prior and in preference to any distributions to the holders of the Common Stock. Thereafter, the holders of the Series A Preferred Stock will be entitled to participate in distributions on an as converted to Common Stock basis. The holders of the Series A Preferred Stock are entitled to elect one director to the Company’s board of directors. In addition, the holders of the Series A Preferred Stock shall vote on all other matters on an “as converted” to Common Stock basis. A dividend on these shares of $192,500 was paid in April 2006, relating to the first quarter of 2006.

        On December 16, 2005, we issued a treasury order to issue 16,013,620 shares of unregistered common stock at a price of $1.00 per share from investors for aggregate gross proceeds of $16,013,620. Certain individuals served as placement agents for this offering and received payments equal to 10% of the funds raised by such placement agent. We granted registration rights to each of the investors and filed a registration statement to register the shares.

        As of December 31, 2005, we had no outstanding loans and current liabilities of $162,424.

        Subsequent to December 31, 2005, we completed the following transactions that had a material affect on our liquidity and capital resources.

        On February 6, 2006, we issued 500,000 share as compensation under the terms of a Compensation Agreement dated May 18, 2005 with Paraskevi Investment Company S.A.

        On February 7, 2006, we, through our subsidiary, Sastaro, paid $3.5 million to Buttes Gas and Oil in accordance with the terms of the Participation Agreement, which required payment on the spudding of the first well. Buttes Gas and Oil spudded the first well on January 31, 2006. An additional $3.5 million was paid on February 28, 2006 and another $3.5 million was paid on March 24, 2006.

        As mentioned above, we have paid the $25 million commitment regarding the two well program. This is initially recorded as “Advances on the oil and gas activities” in the Companies financial statements. On January 31, 2006 Buttes Gas and Oil Co commenced drilling operations at the Mubarek H-2 well, the first of Sky Petroleum’s two infill wells in the Mubarek Field. The Company follows the full cost method of accounting for its oil and gas operations whereby exploration and development expenditures are capitalized. Such costs may include geological and geophysical, drilling, equipment and technical consulting directly related to exploration and development activities. Costs related to unproved properties and major development projects may be excluded from costs subject to depletion until proved reserves have been determined or their value is impaired. As of March 31, 2006, the Company has estimated the drilling costs incurred to be $12,710,001, based on information received from the operator. In addition, technical consulting fees of $13,350 related to the oil and gas properties were capitalized. At March 31, 2006, a total of $12,723,351 of costs related to drilling and consulting costs were capitalized to oil and gas properties. These costs relate to the Mubarek Field project and are classified as unproved and will not yet be subject to depletion. The advances on oil and gas activities of $25,000,000 was then reduced by the actual drilling costs of $12,710,001, thereby leaving a balance in the drilling advance account of $12,289,999 at March 31, 2006.

        The Company has an obligation to pay dividends to the holders of the Series A Preferred Stock for the period from December 30, 2005 to March 30, 2006. The dividend is 7% per annum on the balance of $11,000,000 shares outstanding. On April 3, 2006, we paid this dividend of $192,500.

        Over the next twelve months, we believe that existing capital and anticipated funds from operations, if any, will be sufficient to sustain operations.

        Our lack of operating history makes predictions of future operating results difficult to ascertain. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies searching for opportunities in the oil and gas industry. Such risks include, but are not limited to, our ability to secure a drilling rig, our ability to successfully drill for hydrocarbons, commodity price fluctuations, delays in drilling or bringing production, if any, on line, an evolving and unpredictable business model and the management of growth. To address these risks we must, among other things, implement and successfully execute our business and development plan, successfully identify future drilling locations, continue to rely on Buttes Gas and Oil’s efforts, respond to competitive developments, and attract, retain and motivate qualified personnel. There can be no assurance that we will be successful in addressing such risks, and the failure to do so can have a material adverse effect on our business prospects, financial condition and results of operations.

Off-Balance Sheet Arrangements

        We have no off-balance sheet arrangements.

Inflation

        We do not believe that inflation has had a significant impact on our consolidated results of operations or financial condition.

Critical Accounting Policies

Use of estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

Fair value of financial instruments

        Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2005. The respective carrying value of certain on-balance sheet financial instruments approximated their fair values. These financial instruments include cash and notes payable. Fair values were assumed to approximate carrying values for cash and payables because they are short term in nature and their carrying amounts approximate fair values as they are payable on demand.

Advances in oil and gas activities/oil and gas properties

        The Company follows the full cost method of accounting for oil and gas operations whereby exploration and development expenditures are capitalized. Such costs may include geological and geophysical, drilling, equipment and technical consulting directly related to exploration and development activities. The aggregate of net capitalized costs and estimated future development costs is amortized using the unit of production method based on estimated proved oil and gas reserves.

        “Advances in oil and gas interests” will be transferred to oil and gas properties as actual exploration and development expenditures are incurred. This commenced in January 2006.

        Costs related to unproved properties and major development projects may be excluded from costs subject to depletion until proved reserves have been determined or their value is impaired. These properties are assessed periodically and any impairment is transferred to costs subject to depletion. No such impairments have been identified by management.

        The Company, upon commencing drilling operations in 2006 intends to follow the full cost method of accounting for oil and gas operations whereby all acquisition, exploration and development expenditures are capitalized. Capitalized expenditures include geological and geophysical expenses, costs of drilling, and overhead expenses related to exploration and development activities.

        Accumulated oil and gas costs related to the joint venture will be depleted using the unit of production method based upon estimated proved reserves.

        Revenue will be recognized in the period in which title to the petroleum or natural gas transfers to the purchaser.

Income taxes

        We follow Statement of Financial Accounting Standard No. 109, “Accounting for Income Taxes” (“SFAS No. 109”) for recording the provision for income taxes. Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change. Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

Recent pronouncements

        In December, 2004, the FASB issued SFAS No. 123 (revised 2004) Share-Based Payment, which is a revision of SFAS No.123, Accounting for Stock-Based Compensation. SFAS No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees and amends SFAS No. 95, Statement of Cash flows. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The new standard will be effective for us in the first interim or annual reporting period beginning after December 15, 2005. We expect the adoption of this standard will have a material impact on its financial statements as stock options were granted in 2005.

Contractual Obligations

        As of December 31, 2005, we had the following contractual obligations:

	Payments Due by Period

	Total		Less than 1 Year		2-3 Years		4-5 Years		More than 5 Years

Long-term Debt	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil
Contractual Obligation(1)		10,500,000		10,500,000
Contractual Obligations(2)		595,000		210,000		385,000
Contractual Obligations(3)		77,000		77,000

Total		11,172,000		10,787,000		385,000

(1)	On May 18, 2005, the Company’s wholly-owned subsidiary, Sastaro Limited, entered into a “Participation Agreement” with Buttes Gas and Oil Co. International, Inc. (“BGOI”), a wholly-owned subsidiary of Crescent Petroleum Company International Limited, whereby the Company will provide cash in the amount of $25,000,000, to be used for drilling costs associated with two oil wells located in the Arabian Gulf in exchange for a variable percentage of future production revenue. Pursuant to the Agreement, the Company will provide capital to BGOI in developmental increments. Upon commencement of production, the Company will receive a preferred 75% of combined production revenue until such time as the Company has recouped its initial investment and thereafter an incremental decrease of production revenue to 40% until the Company has recouped two times its initial investment and thereafter at 9.2%. To the period ended December 31, 2005, the Company has paid $14,500,000 to BGOI pursuant to the Agreement. The Company has additional commitments of $10,500,00 as follows: (i) $3,500,000 upon spudding the first well, which occurred January, 2006 (paid in February, 2006); (ii) $3,500,000 within 30 days of spudding the first well (paid February 28, 2006); and (iii) $3,500,000 within 60 days of spudding the first well (paid March 24, 2006).
(2)	On November 1, 2005, the Company entered into an employment agreement with Brent D. Kinney, under which Mr. Kinney was appointed as the chief executive officer of the Company (“CEO”) for a period of three years. In connection with Mr. Kinney’s appointment, the Company agreed to pay Mr. Kinney $17,500 per month. The annual commitment for future compensation is $210,000 per year.
(3)	In connection with the appointment of Mr. Kinney, the Company accepted the resignation of Mr. Cameron as the Company’s chief executive officer and entered into a separation agreement with Donald C. Cameron and Donald C. Cameron Consulting Ltd. (the “Separation Agreement”). Under the terms of the Separation Agreement, the Company agreed to pay Mr. Cameron a monthly severance payment of $11,000 per month through July 31, 2006.

        As of March 31, 2006 we had the following contractual obligations:

	Payments Due by Period

	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years

	(unaudited)
Long-term Debt	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil
Contractual Obligations(1)	542,500	210,000	332,500	--	--
Contractual Obligations(2)	44,000	44,000	--	--	--

Total	586,500	254,000	332,500	--	--

(1)	On November 1, 2005, the Company entered into an employment agreement with Brent D. Kinney, under which Mr. Kinney was appointed as the chief executive officer of the Company (“CEO”) for a period of three years. In connection with Mr. Kinney’s appointment, the Company agreed to pay Mr. Kinney $17,500 per month. The annual commitment for future compensation is $210,000 per year.

(2)	In connection with the appointment of Mr. Kinney, the Company accepted the resignation of Mr. Cameron as the Company’s chief executive officer and entered into a separation agreement with Donald C. Cameron and Donald C. Cameron Consulting Ltd. (the “Separation Agreement”). Under the terms of the Separation Agreement, the Company agreed to pay Mr. Cameron a monthly severance payment of $11,000 per month through July 31, 2006.

        We believe that we have sufficient working capital to meet our currently anticipated expenditure levels for the next 12 months. Working capital was $18.4 million at December 31, 2005 and is $7.3 million at March 31, 2006.

Quantitative and Qualitative Disclosures About Market Risk

        We hold a participation interest in an oil and gas project. As a result, changes in the price of oil and gas could significantly affect our stock price. We hold our cash and cash equivalents in U.S. dollars and our obligations are in U.S. dollars. Consequently, we do not face currency exchange risks. We do not have any debt that would expose us to market risks related to changes in interest rates.

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

        Our common stock is quoted on the OTC Bulletin Board which is sponsored by the National Association of Securities Dealers (NASD). The OTC Bulletin Board is a network of security dealers who buy and sell stock. The dealers are connected by a computer network which provides information on current “bids” and “asks” as well as volume information. The OTC Bulletin Board is not considered a “national exchange.” Our common shares commenced trading on the OTC Bulletin Board in November 2003.

        The high and low bid quotations of our common stock on the OTC Bulletin Board as reported by the NASD were as follows:

Period	High	Low
2006
First Quarter	$ 3.20	$ 1.56

2005
First Quarter	$ 1.276	$ 1.276
Second Quarter	$ 1.09	$ 0.54
Third Quarter	$ 1.72	$ 0.97
Fourth Quarter	$ 2.20	$ 1.55

2004
First Quarter	$ 0.51	$ 0.00
Second Quarter	$ 0.51	$ 0.10
Third Quarter	$ 0.50	$ 0.50
Fourth Quarter	$ 0.50	$ 0.15

Period	High	Low

2003
November 3 to December 31(1)	$ --	$ --

(1)	Our shares were initially quoted for trading on November 3, 2003. There was no quote during the period from November 3, 2003 to December 31, 2003.

        The above quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not necessarily represent actual transactions.

        As of June 15, 2006, the closing bid quotation for our common stock was $1.38 per share as quoted by the NASD OTCBB.

        As of March 31, 2005, we had 46,571,485 shares of common stock issued and outstanding, held by 141 registered shareholders.

        The declaration of dividends on our common shares is within the discretion of our board of directors and will depend upon the assessment of, among other factors, results of operations, capital requirements and the operating and financial condition of Sky Petroleum. The Board has never declared a dividend on the common shares. At the present time, we anticipate that all available funds will be invested to finance the growth of our business.

        In April, 2006, we paid a dividend of $192,500 to the holders of the Preferred Stock, related to the first quarter of 2006.

        Given our recent change in business, we do not believe that a performance graph comparing yearly percentage change with a market index is relevant.

TRANSFER AGENT AND REGISTRAR

        Our registrar and transfer agent for our common and preferred stock is Pacific Stock Transfer Company located at 500 East Warm Spring Road, Suite 240, Las Vegas, Nevada 89119.

USE OF PROCEEDS

        We will not receive any proceeds from the sale of shares by the selling shareholders.

LEGAL MATTERS

        The law firm of Woodburn and Wedge, Reno, Nevada has acted as our counsel by providing an opinion on the validity of the securities.

EXPERTS AND CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

        We have not changed auditors since our inception.

WHERE YOU CAN FIND MORE INFORMATION

        We are subject to the informational requirements of the Exchange Act and, accordingly, file current and periodic reports, proxy statements and other information with the SEC. We have also filed a registration statement on Form S-1 under the Securities Act, as amended, in connection with this offering. This prospectus, which is part of the registration statement, does not contain all of the information contained in the registration statement. For further information with respect to us and the shares of common stock offered hereby, reference is made to such registration statement, including the exhibits thereto, which may be read, without charge, and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a site on the World Wide Web at http://www.sec.gov that contains current and periodic reports, proxy statements and other information regarding registrants that filed electronically with the SEC. Statements contained in this prospectus as to the intent of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to this registration statement, each such statement being qualified in all respects by such reference.

INDEX TO FINANCIAL STATEMENTS

AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

Report Of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheet	F-3
Consolidated Statements of Operations	F-4
Statement of Changes in Stockholders’ Equity	F-5
Consolidated Statements of Cash Flows	F-6
Notes to Consolidated Financial Statements	F-7

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2006

Balance Sheet as of March 31, 2006	F-17
Statement of Operations for the Three Months Ended March 31, 2006 and 2005	F-18
Statement of Cash Flows for the Three Months Ended March 31, 2006 and 2005	F-19
Notes to Unaudited Consolidated Financial Statements	F-20

Beckstead and Watts, LLP
Certified Public Accountants

2425 W Horizon Ridge Parkway
Henderson, NV 89052
702.257.1984 (tel)
702.362.0540 (fax)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying balance sheet of Sky Petroleum, Inc. (the “Company”) (An Exploration Stage Company), as of December 31, 2005, and the related statement of operations, stockholders’ equity, and cash flows for the years ended December 31, 2005 and December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sky Petroleum, Inc. (An Exploration Stage Company) as of December 31, 2005, and the results of its operations and cash flows years ended December 31, 2005 and December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ Beckstead and Watts, LLP
March 20, 2006

Sky Petroleum, Inc.
(an Exploration Stage Company)
Consolidated Balance Sheet

December 31, 2005

Assets
Current assets:
Cash and cash equivalents (Note 1)	$ 18,566,364

Total current assets	18,566,364

Other assets:
Advances in oil & gas activities (Note 3)	14,500,000

Total other assets	14,500,000

$ 33,066,364

Liabilities and Stockholders’ Equity
Current liabilities
Accrued expenses	$ 162,424

Total current liabilities	162,424

Stockholders’ Equity:
Series A Preferred stock, $0.001 par value, 10,000,000
shares authorized, 3,055,556 shares issued and
outstanding (Note 6)	3,056
Common stock, $0.001 par value, 150,000,000
shares authorized, 46,071,485 shares issued and
outstanding at December 31, 2005 (Note 6)	46,071
Stock subscriptions receivable	(30,000)
Unamortized options issued for services	(7,512,580)
Additional paid-in capital	46,456,381
Foreign currency remeasurement	(4,944)
(Deficit) accumulated during exploration stage	(6,054,044)

32,903,940

$ 33,066,364

The Accompanying Notes are an Integral Part of These Consolidated Financial Statements

Sky Petroleum, Inc.
(an Exploration Stage Company)
Consolidated Statements of Operations

	For the years ended December, 31		August 22, 2002 (Inception) to December 31,

	2005	2004	2005

Revenue	$—	$49	$49

Expenses:
Consulting services (Note 7)	1,385,930	—	1,385,930
Officers’ salaries and wages (Notes 5 and 7)	179,578	—	179,578
Financing fees (Note 6)	3,522,076	—	3,522,076
Investor relations expense	440,421	—	440,421
Professional fees	240,008	—	240,008
General and administrative expenses	258,119	20,531	288,628

Total expenses	6,026,132	20,531	6,056,641

Net operating (loss)	(6,026,132)	(20,482)	(6,056,592)
Other income (expense)
Interest income	74,315	—	74,315
Interest (expense)	(43,627)	—	(43,627)
Foreign currency gain (loss)	(28,140)	—	(28,140)

Net (loss)	$(6,023,584)	$(20,482)	$(6,054,044)

Weighted average number of
common shares outstanding - basic and fully diluted	29,568,760	26,000,000

Net (loss) per share - basic and fully diluted	$(0.20)	$(0.00)

The Accompanying Notes are an Integral Part of These Consolidated Financial Statements

Sky Petroleum, Inc.
(an Exploration Stage Company)
Statement of Changes in Stockholders’ Equity

	Common Stock		Preferred Stock
	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Subscription Receivable	Unamortized Options	Foreign Currency Remeasurement	(Deficit) Accumulated During Development	Total Stockholders’ Equity

August 22, 2002
Shares issued for cash	14,000,000	$350	—	$—	$6,650	$—	$—	$—	$—	$7,000
Net (loss) for the year ended
December 31, 2002	—	—	—	—	—	—	—	—	(2,978)	(2,978)

Balance, December 31, 2002	14,000,000	350	—	—	6,650	—	—	—	(2,978)	4,024
June 30, 2003
Shares issued for cash	12,000,000	300	—	—	29,700	—	—	—	—	30,000
July 30, 2003
Recapitalization adjustment	—	5,850	—	—	(5,850)	—	—	—	—	—
Net (loss) for the year ended
December 31, 2003	—	—	—	—	—	—	—	—	(7,000)	(7,000)

Balance, December 31, 2003	26,000,000	6,500	—	—	30,500	—	—	—	(9,978)	27,024
Net (loss) for the year ended
December 31, 2004	—	—	—	—	—	—	—	—	(20,482)	(20,482)

Balance, December 31, 2004	26,000,000	6,500	—	—	30,500	—	—	—	(30,460)	6,542
March 31, 2005
4:1 Forward Split (Note 6)	—	19,500	—	—	(19,500)	—	—	—	—	—
May 20, 2005
Shares issued for services	500,000	500	—	—	519,500	—	—	—	—	520,000
August 25, 2005
Options granted for services (Note 7)	—	—	—	—	527,972	—	(469,308)	—	—	58,664
September 1, 2005
Options granted for services (Note 7)	—	—	—	—	869,946	—	(773,285)	—	—	96,661
September 6, 2005
Cancelled shares (Note 6)	(12,000,000)	(12,000)	—	—	12,000	—	—	—	—	—
September 9, 2005
Shares issued for debt conversion (Note 4)	3,722,856	3,722	—	—	2,974,562	—	—	—	—	2,978,284
September 20, 2005
Preferred shares issued for cash (Note 6)	—	—	3,055,556	3,056	10,996,944	—	—	—	—	11,000,000
October 31, 2005
Options granted for services (Note 7)	—	—	—	—	2,630,840	—	(2,475,142)	—	—	155,698
November 16, 2005
Options granted for services (Note 7)	—	—	—	—	3,959,838	—	(3,794,845)	—	—	164,993
Shares issued for cash	27,848,629	27,849	—	—	23,953,779	(30,000)	—	—	—	23,951,627
Foreign currency remeasurement	—	—	—	—	—	—	—	(4,944)	—	(4,944)
Net (loss) for the year ended
December 31, 2005	—	—	—	—	—	—	—	—	(6,023,584)	(6,023,584)

Balance, December 31, 2005	46,071,485	$46,071	3,055,556	$3,056	$46,456,381	$(30,000)	$(7,512,580)	$(4,944)	$(6,054,044)	$32,903,940

The Accompanying Notes are an Integral Part of These Consolidated Financial Statements

Sky Petroleum, Inc.
(an Exploration Stage Company)
Consolidated Statements of Cash Flows

	For the years ended December, 31		August 22, 2002 (Inception) to December 31,

	2005	2004	2005

Cash flows from operating activities
Net (loss)	$(6,023,584)	$(20,482)	$(6,054,044)
Share-based compensation	996,015	—	996,015
Share-based interest payments	28,284	—	28,284
Adjustment to reconcile net (loss) to net cash
used by operating activities
Accrued expenses	162,424	—	162,424

Net cash (used) by operating activities	(4,836,861)	(20,482)	(4,867,321)

Cash flows from investing activities
Advances in oil and gas activities	(14,500,000)	—	(14,500,000)

Net cash (used) in investing activities	(14,500,000)	—	(14,500,000)

Cash flows from financing activities
Proceeds from notes payable	4,150,000	—	4,150,000
Payments on notes payables	(1,200,000)	—	(1,200,000)
Issuance of common stock	23,951,627	—	23,988,629
Issuance of preferred stock	11,000,000	—	11,000,000

Net cash provided by financing activities	37,901,627	—	37,938,629

Foreign currency remeasurement	(4,944)	—	(4,944)

Net (decrease) increase in cash	18,559,822	(20,482)	18,566,364
Cash - beginning	6,542	27,024	—

Cash - ending	$18,566,364	$6,542	$18,566,364

Supplemental disclosures:
Interest paid	$43,627	$—	$43,627

Income taxes paid	$—	$—	$—

Shares issued for services	$520,000	$—	$520,000

Number of shares issued for services	500,000	—	500,000

Shares issued for debt	$2,950,000	$—	$2,950,000

Number of shares issued for debt	3,694,571	—	3,694,571

Value of options granted	$476,015	$—	$476,015

Shares issued in lieu of interest	$28,284	$—	$28,284

Number of shares issued in lieu of interest	35,356	—	35,356

The Accompanying Notes are an Integral Part of These Consolidated Financial Statements

Sky Petroleum, Inc.
(an Exploration Stage Company)
Notes to Consolidated Financial Statements

Note 1 — Summary of significant accounting policies

Organization
The Company was organized on August 22, 2002 (Date of Inception) under the laws of the State of Nevada, as The Flower Valet. On December 20, 2004, the Company amended its articles of incorporation to change its name to Seaside Explorations, Inc. Subsequently, on March 28, 2005 the Company changed its name to Sky Petroleum, Inc.

Sky Petroleum, Inc. is an oil and gas exploration company, with the primary focus of seeking opportunities where discoveries can be appraised rapidly and advanced either by using existing infrastructure or by entering into arrangements with joint-venture partners.

In order to manage its international oil and gas operations, the Company established two corporations in Cyprus. Bekata Limited “Bekata”, a wholly-owned subsidiary of Sky Petroleum, Inc. owns a 100% interest in Sastaro Limited “Sastaro”. Sastaro is the entity that signed the Participation Agreement in the United Arab Emirates.

Consolidation
The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary corporation, after elimination of all material intercompany accounts, transactions and profits.

Company’s Operations Are Substantially in Foreign Countries
Substantially all of the Company’s operations are in the United Arab Emirates. These foreign operations represent its joint venture project described in note 3. The Company’s operations are subject to various political, economic, and other risks and uncertainties inherent in the country in which the Company operates. Among other risks, the Company’s operations are subject to the risks of restrictions on transfer of funds; export duties, quotas and embargoes; domestic and international customs and tariffs; changing taxation policies; foreign exchange restrictions; and political conditions and governmental regulations.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

Cash and cash equivalents
For the purpose of the statements of cash flows, all highly liquid investments with the maturity of three months or less are considered to be cash equivalents. At December 31,2005 the Company has $18,391,988 invested in one day maturity government treasury bills.

Sky Petroleum, Inc.
(an Exploration Stage Company)
Notes to Consolidated Financial Statements

Revenue recognition
As of December 31, 2005 we have not recognized any revenue from oil and gas operations during our corporate existence but it is our policy to recognize revenue when our production of petroleum and natural gas is sold to a purchaser at a fixed or determinable price, when the following events have occurred; delivery title and risk is transferred, and collectibility of the revenue is probable.

Fair value of financial instruments
Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2005. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash and accounts payable. Fair values were assumed to approximate carrying values for cash and payables because they are short term in nature and their carrying amounts approximate fair values or they are payable on demand.

Advances in oil and gas interests/oil and gas properties

The Company follows the full cost method of accounting for oil and gas operations whereby exploration and development expenditures are capitalized. Such costs may include geological and geophysical, drilling, equipment and technical consulting directly related to exploration and development activities. The aggregate of net capitalized costs and estimated future development costs is amortized using the unit of production method based on estimated proved oil and gas reserves.

“Advances in oil and gas interests” will be transferred to oil and gas properties as actual exploration and development expenditures are incurred. This commenced in January 2006.

Costs related to unproved properties and major development projects may be excluded from costs subject to depletion until proved reserves have been determined or their value is impaired. These properties are assessed periodically and any impairment is transferred to costs subject to depletion. No such impairments have been identified by management.

Accumulated oil and gas costs on proved properties will be depleted using the unit of production method based upon estimated proved reserves.

Revenue will be recognized in the period in which title to the petroleum or natural gas transfers to the purchaser.

Earnings per share
The Company follows Statement of Financial Accounting Standards No. 128. “Earnings Per Share” (“SFAS No. 128”). Basic earning per common share (“EPS”) calculations is determined by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the year. Diluted earning per common share calculations are determined by dividing net income (loss) by the weighted average number of common shares and dilutive common share equivalents outstanding. During periods when common stock equivalents, if any, are anti- dilutive they are not considered in the computation.

Income taxes
The Company follows Statement of Financial Accounting Standard No. 109, “Accounting for Income Taxes” (“SFAS No109”) for recording the provision for income taxes. Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate.

Sky Petroleum, Inc.
(an Exploration Stage Company)
Notes to Consolidated Financial Statements

Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

Stock-based compensation
In December 2004, the FASB issued SFAS No. 123 (revised 2004). Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees and amends SFAS No. 95, and Statement of Cash Flows. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The Company adopted SFAS No. 123 (R) in 2005. Share-based compensation totaled $996,015 and $0 for the years ended December 31, 2005 and 2004, respectively.

Note 2 — Income taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109 (SFAS #109), “Accounting for Income Taxes,” which requires use of the liability method. SFAS #109 provides that deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, referred to as temporary differences. Deferred tax assets and liabilities at the end of each period are determined using the currently enacted tax rates applied to taxable income in the periods in which the deferred tax assets and liabilities are expected to be settled or realized.

For the period ended December 31, 2005, the Company incurred a net operating loss and, accordingly, no provision for income taxes has been recorded. In addition, no benefit for income taxes has been recorded due to the uncertainty of the realization of any tax assets. At December 31, 2005, the Company had approximately $6,054,044 of accumulated federal and state net operating losses. The net operating loss carryforwards, if not utilized, will begin to expire in 2019.

The components of the Company’s deferred tax asset are as follows:

	December 31,

	2005	2004

Deferred tax assets:
Net operating loss carryforwards	$ 2,058,375	$ 10,355

Total deferred tax assets	2,058,375	10,355
Net deferred tax assets before valuation	2,058,375	10,355
allowance
Less: Valuation allowance	(2,058,375)	(10,355)

Net deferred tax assets	$ 0	$ 0

For financial reporting purposes, the Company has incurred a loss since inception to December 31, 2005. Based on the available objective evidence, including the Company’s history of its loss, management believes it is more

Sky Petroleum, Inc.
(an Exploration Stage Company)
Notes to Consolidated Financial Statements

likely than not that the net deferred tax assets will not be fully realizable. Accordingly, the Company provided for a full valuation allowance against its net deferred tax assets at December 31, 2005.

A reconciliation between the amount of income tax benefit determined by applying the applicable U.S. and State statutory income tax rate to pre-tax loss is as follows:

	December 31,

	2005	2004

Federal and state statutory rate	$(2,058,375)	$(10,355)
Change in valuation allowance on deferred taxes	2,058,375	10,355

	$ 0	$ 0

Note 3 — Advances in Oil & Gas Activities

On May 18, 2005, Company entered into a “Participation Agreement” with Buttes Gas and Oil Co. International, Inc., (“BGOI”) a wholly-owned subsidiary of Crescent Petroleum Company International Limited, whereby the Company will provide cash in the amount of $25,000,000, to be used for drilling costs associated with two oil wells located in the Arabian Gulf in exchange for a variable percentage of future production revenue. Pursuant to the Agreement, the Company will provide capital to BGOI in developmental increments. Upon commencement of production, the Company will receive a preferred 75% of combined production revenue until such time as the Company has recouped its initial investment and thereafter an incremental decrease of production revenue to 40% until the Company has recouped two times its initial investment and thereafter at 9.2%.

The Company advanced $14,500,000 prior to December 31, 2005 and advanced an additional $10,500,000 in the first quarter of 2006. During the three months ended March 31, 2006, drilling commenced and therefore actual costs incurred on drilling will be transferred to capitalized oil and gas properties in accordance with the Company’s policy of following full cost accounting for its oil and gas activities.

On January 31, 2006, drilling operations commenced at the Mubarek H-2 well, the first of Sky Petroleum’s two infill wells in the Mubarek Field. The Company follows the full cost method of accounting for its oil and gas operations whereby exploration and development expenditures will be capitalized in the first quarter of 2006. Such costs may include geological and geophysical, drilling, equipment and technical consulting directly related to exploration and development activities. Costs related to unproved properties and major development projects may be excluded from costs subject to depletion until proved reserves have been determined or their value is impaired. These costs relate to the Mubarek Field project and are classified as unproved and will not yet be subject to depletion until reserves are evaluated later in 2006.

Note 4 — Notes Payable

On January 7, 2005, the Company entered into a Demand Promissory Note with Harbin Corporation for the principal amount of $100,000 with interest thereon at 8% per annum.

On March 12, 2005, the Company entered into a second Demand Promissory Note with Harbin Corporation for the principal amount of $100,000 with interest thereon at 8% per annum.

On August 17, 2005, the Company made payments of $200,000 to repay the Harbin notes issued in January and March. Interest of $8,329 was paid on these notes.

On June 29, 2005, the Company received various bridge loans totaling $1,500,000 due on demand and bearing interest at a rate of 8%. Proceeds from loans were used to meet funding commitments of its “Participation Agreement” dated May 18, 2005.

In July 2005, the Company received additional bridge loans totaling $2,450,000 due on demand and bearing interest at a rate of 8%. Proceeds from loans were used to meet funding commitments of its “Participation Agreement” dated May 18, 2005.

On August 15, 2005, the Company made principal payments of $1,000,000 and $7,014 in interest to repay a portion of the bridge loans received in June. Certain of

Sky Petroleum, Inc.
(an Exploration Stage Company)
Notes to Consolidated Financial Statements

the note holders elected to convert the remaining bridge loans totaling $2,950,000 together with $28,285 in interest to 3,722,856 common shares.

There are no outstanding notes payable as of December 31, 2005.

Note 5 — Commitments

As discussed in Note 3, the Company has provided BGOI cash in the amount of $14,500,000 towards its total commitment of $25,000,000 as of December 31, 2005, for the drilling costs associated with its two oil wells located in the Arabian Gulf.

On May 18, 2005, the Company entered into a “Consulting Agreement” with Paraskevi Investment Company S.A. (“PARA”) whereby the Company has agreed to issue PARA 1,000,000 shares of its common stock for services rendered in connection with the “Participation Agreement.” Pursuant to the Agreement, stock will be issued in 500,000 increments based on two milestones. The first issuance occurred upon signing of the aforementioned “Participation Agreement” and the second issuance shall be made once PARA secures and delivers equipment necessary to commence drilling of the first well as described in the “Participation Agreement.” Accordingly, on February 7, 2006 the Company issued 500,000 shares valued at $975,000 to PARA pursuant to the Agreement as compensation for PARA’s equipment performance obligation.

On September 20, 2005, the Company issued 3,055,556 of $.001 par value shares of Series “A” Preferred Stock at $3.60 per share under Regulation-S for cash totaling $11,000,000. The Company agreed to hold any unused funds in short-term investment and remit any interest earned thereon to the investor for a period of 90 days after the closing of the sale of the shares in lieu of payment of a dividend during such period. At the end of 90 days on December 20, 2005, the investment had earned interest in the amount of $59,817, which was remitted to the investor on December 30, 2005. As of December 31, 2005, the obligation has been fulfilled.

Note 6 — Stockholder’s equity

Common Stock
On March 28, 2005, the Company increased its authorized shares from 100,000,000 to 150,000,000 shares of its $0.001 par value common stock.

On March 28, 2005, the Company approved a forward stock split on the basis of 4 for 1. All stock issuances have been retroactively restated.

On May 12, 2005, the Company issued 5,000,000 shares of its $0.001 par value common stock for cash in the amount of $2,500,000 to four accredited offshore investors pursuant to subscription agreements dated April 6, 2005.

On May 20, 2005, the Company issued 500,000 shares to PARA in exchange for services provided in connection with the execution of a material “Participation Agreement”. The Company has recorded an expense in the amount of $520,000, the fair value of the underlying shares as of June 30, 2005.

Sky Petroleum, Inc.
(an Exploration Stage Company)
Notes to Consolidated Financial Statements

On August 4, 2005, the Company issued 1,716,687 shares of its $0.001 par value common stock for cash in the amount of $1,373,350 to thirteen accredited investors.

On August 15, 2005, certain of the note holders elected to convert bridge loans in note 4 above totaling $2,950,000 together with $28,285 in interest to 3,722,856 common shares issued on September 9, 2005 pursuant to subscription agreements dated June 29, 2005.

On September 9, 2005, the Company issued 5,118,322 shares of its $0.001 par value common stock for cash in the amount of $4,094,658 to 100 accredited investors pursuant to subscription agreements dated August 25, 2005.

On September 6, 2005, an officer and director of the Company contributed 12,000,000 common shares as additional capital pursuant to the August 25, 2005, contribution agreement.

On December 22, 2005, the Company issued 16,013,620 shares of its $0.001 par value common stock for cash in the amount of $16,013,620 to 62 accredited investors pursuant to subscription agreements dated September 6, 2005.

The Company paid $3,522,076 in financing fees related to stock issuances in 2005.

Series “A” Preferred Stock
On September 16, 2005, the Company filed a certificate of designation of rights and preferences of the Series “A” Preferred Stock with the Secretary of State of the state of Nevada. Pursuant to the certificate of designation, 3,055,556 shares of Series “A” Preferred Stock were designated.

Each share of Series “A” Preferred Stock is initially convertible into four shares of the Common Stock of the Company, subject to adjustment for stock splits, recapitalization or other reorganizations. In addition, the Series “A” Preferred Stock have broad-based weighted average antidilution protection that will cause the conversion price to adjust downward in the event that the Company issues shares of Common Stock or securities convertible into Common Stock at a price of less than the conversion price of the Series “A” Preferred Stock then in effect. The shares of Series “A” Preferred Stock may be converted into Common Stock at the option of the holder. In addition, at any time after the closing bid price for the Company’s Common Stock on the NASD OTCBB or the primary United State exchange on which the Common Stock is then traded exceeds $3.00 during any five consecutive trading days, the Company may, at its sole option, convert the Series “A” Preferred and any accrued but unpaid dividends into Common Shares at the then-applicable conversion price by providing written notice of such conversion to the holders of the Series “A” Preferred; provided that there is an effective registration statement under the Securities Act registering the resale of the Common Stock to be issued upon such conversion.

Each share of Series “A” Preferred Stock is entitled to receive a dividend of 7% per annum prior and in preference to the Common Stock of the Company. The dividend begins to accrue on December 30, 2005 and will be payable quarterly thereafter. The dividend is cumulative. In the event of a liquidation or acquisition of the Company, the holders of the Series “A” Preferred Stock will be entitled to receive an amount equal to any accrued and unpaid dividend prior and in preference to any distributions to the holders of the Common Stock.

Sky Petroleum, Inc.
(an Exploration Stage Company)
Notes to Consolidated Financial Statements

Thereafter, the holders of the Series “A “Preferred Stock will be entitled to participate in distributions on an as converted to Common Stock basis.

The holders of the Series “A” Preferred Stock are entitled to elect one director to the Company’s board of directors. In addition, the holders of the Series “A” Preferred Stock shall vote on all other matters on an “as converted” to Common Stock basis. Shares of Series “A” Preferred may be redeemed, in whole or in part, by the Company out of funds lawfully available therefore from the holders of the then outstanding shares of Series “A” Preferred on a pro rata basis, at any time by providing written notice to the holders of the Series “A” Preferred. On the redemption date, the Company shall redeem, on a pro rata basis in accordance with the number of shares of Series “A” Preferred owned by each holder, that number of outstanding shares of Series “A” Preferred that the Company has elected to purchase for the following consideration: (i) an amount equal to a price per share equal to the $3.60 plus any accrued and unpaid dividends multiplied by the number of shares of Series “A” Preferred being redeemed from such holder and (ii) the issuance of the number of shares of Common Stock equal to seventeen and one-half percent (17.5%) of the shares of Common Stock then issuable upon conversion of the shares of Series “A” Preferred being redeemed from such holder. A cash payment will be provided in lieu of any fractional shares of Common Stock that would otherwise be issuable at a price per share of Common Stock equal to the then-applicable conversion price.

On September 20, 2005, the Company issued 3,055,556 of $.001 par value shares of Series “A” Preferred Stock at $3.60 per share under Regulation S of the Securities Act of 1933, as amended, for cash totaling $11,000,000. The Company agreed to hold any unused funds in short-term investment and remit any interest earned thereon to the investor for a period of 90 days after the closing of the sale.

Note 7 — Stock Options

On July 26, 2005, the Company adopted, subject to receiving shareholder approval, the Sky Petroleum, Inc. Canadian Stock Option Plan (the “Canadian Plan”), effective as of April 1, 2005. The Canadian Plan authorizes the issuance of stock options to acquire up to 10% of the Company’s issued and outstanding shares of common stock.

On August 25, 2005, the Company adopted, subject to receiving shareholder approval, the Sky Petroleum, Inc. 2005 U.S. Stock Incentive Plan (the “U.S. Plan”). The U.S. Plan authorizes the issuance of stock options and other awards to acquire up to a maximum of 3,321,600 shares of the Company’s common stock (less the number of shares issuable upon exercise of options granted by the Company under all other stock incentive plans on the date of any grant under the U.S. Plan). The U.S. Plan provides for the grant of incentive stock options (within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended), options that are not incentive stock options, stock appreciation rights and various other stock-based grants.

On July 26, 2005, in connection with the appointment of Donald C. Cameron as the Company’s Chief Executive Officer, the Company granted Mr. Cameron options to purchase 1,500,000 shares of common stock of which 500,000 are exercisable at $0.50 and vest on April 30, 2006, 500,000 are exercisable at $0.80 per share and vest on April 30, 2007 and 500,000 are exercisable at $1.00 per share and vest on April 30, 2008, with a seven-year life. These options were cancelled upon the

Sky Petroleum, Inc.
(an Exploration Stage Company)
Notes to Consolidated Financial Statements

resignation of Mr. Cameron; pursuant to the separation agreement Mr. Cameron was issued options to purchase 200,000 shares of common stock exercisable at $1.00 of which 100,000 vest on April 30, 2006 and 100,000 vest on April 30, 2007 with a two-year life.

On August 25, 2005, in connection with the appointment of James R. Screaton as the Company’s Vice President, Finance and Chief Financial Officer, the Company granted Mr. Screaton options to purchase 400,000 shares of common stock of which 133,333 are exercisable at $0.50 and vest on April 30, 2006, 133,333 are exercisable at $0.80 per share and vest on April 30, 2007 and 133,334 are exercisable at $1.00 per share and vest on April 30, 2008, with a seven-year life.

On September 21, 2005, in connection with the appointment of Michael D. Noonan as the Company’s Vice President, Corporate, the Company granted Mr. Noonan options to purchase 600,000 shares of common stock at a price of US$1.29 per share. The option expires ten years from the date of grant and vests with respect to 200,000 shares on April 30, 2006 and with respect to 200,000 shares for each of the two years thereafter.

On November 1, 2005, the Company entered into an employment agreement with Brent D. Kinney, under which Mr. Kinney was appointed as the chief executive officer of the Company (“CEO”). In connection with Mr. Kinney’s appointment the Company agreed to grant Mr. Kinney options to purchase 1,250,000 shares of common stock of the Company at an exercise price of $1.00 per share, vesting one-third on October 1, 2006, one-third on October 1, 2007 and one-third on October 1, 2008.

On April 1, 2005 the Company entered into a consulting agreement with Mr. Ian Baron. On November 16, 2005 the Company granted Mr. Baron options to purchase 600,000 shares of common stock at $1.00 per share vesting one-third on November 16, 2006, one-third on November 16, 2007 and one-third on November 16, 2008 with a seven-year life.

On November 16, 2005 the Company granted its directors options to purchase 200,000 shares each of common stock at an exercise price of $1.00 per share for non-US directors and $1.88 per share for US directors vesting one-third on November 16, 2006, one-third on November 16, 2007 and one-third on November 16, 2008, with a seven-year life.

Shares Underlying Options Outstanding				Shares Underlying Options Exercisable

Range of Exercise Prices	Shares Underlying Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Shares Underlying Options Exercisable	Weighted Average Exercise Price

$ 0.50 - 1.88	4,250,000	6	$1.03	—	$ —

Sky Petroleum, Inc.
(an Exploration Stage Company)
Notes to Consolidated Financial Statements

The fair value of each option and warrant grant are estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants under the fixed option plan:

	2005	2004

Average risk-free interest rates	5.25%	—%
Average expected life (in years)	6	—
Volatility	118%	—%

The following is a summary of activity of outstanding stock options under the 2005 Stock Option Plan:

	Number Of Shares	Weighted Average Exercise Price

Balance, December 31, 2004	—	$ —
Options cancelled	(1,500,000)
Options granted	5,750,000	1.03
Options exercised	—	—

Balance, December 31, 2005	4,250,000	1.03

Exercisable, December 31, 2005	—	$ —

As of December 31, 2005, there are 4,250,000 options outstanding, of which none has vested. The Company amortized $868,937 and $127,078 for consulting services and officers’ salaries and wages expense, respectively, during the year ended December 31, 2005.

Sky Petroleum, Inc.
(an Exploration Stage Company)
Notes to Consolidated Financial Statements

Note 8 — Related party transactions

On November 16, 2005 the Company granted each of its directors options to purchase 200,000 shares of the Company’s par value common stock at an exercise price of $1.00 per share (see note 7).

Note 9 — Subsequent Events

In January 2006 the operator of the Mubarak Field signed a contract, to drill the first of the two obligation wells. The well was spud on January 31, 2006, and in accordance with the Participation Agreement, the company paid $10,500,000 to the operator in the first quarter of 2006.

On February 7, 2006 the Company issued 500,000 of its $.001 par value valued at $520,000 to Paraskevi Investment Company S.A. pursuant to the consulting agreement.

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2006

Sky Petroleum, Inc.
(an Exploration Stage Company)
Consolidated Balance Sheet
(Unaudited)

March 31, 2006

Assets
Current assets:
Cash and cash equivalents	$ 7,544,604
Prepaid expenses	60,667

Total current assets	7,605,271

Other assets:
Deposits	1,825
Advances in oil and gas activities (Note 3)	12,289,999
Oil and gas properties (Note 4)	12,723,351

Total other assets	25,015,175

$ 32,620,446

Liabilities and Stockholders’ Equity
Current liabilities
Accrued expenses	$ 72,509
Dividend payable (Note 6)	192,500

Total current liabilities	265,009

Stockholders’ Equity:
Series A Preferred stock, $0.001 par value, 10,000,000
shares authorized, 3,055,556 shares issued and
outstanding (Note 6)	3,056
Common stock, $0.001 par value, 150,000,000
shares authorized, 46,571,485 shares issued and
outstanding at March 31, 2006	46,571
Unamortized options issued for services (Note 7)	(6,846,864)
Additional paid-in capital	46,975,881
Foreign currency remeasurement	(1,535)
(Deficit) accumulated during exploration stage	(7,821,672)

32,355,437

$ 32,620,446

The Accompanying Notes are an Integral Part of these Consolidated Financial Statements

Sky Petroleum, Inc.
(an Exploration Stage Company)
Consolidated Statements of Operations
(Unaudited)

	For the three months ended March 31,		August 22, 2002 (Inception) to March 31,

	2006	2005	2006

Revenue	$ —	$ —	$ 49
Expenses:
Consulting services (Note 7)	1,168,772	—	2,609,774
Officers’ salaries and wages (Note 7)	243,116	—	367,624
Financing fees	6,000	—	3,528,076
Investor relations expense	89,915	—	530,336
Professional fees	96,069	—	336,077
Director fees	53,400	—	53,400
General and administrative expenses	71,673	67,544	360,300

Total expenses	1,728,945	67,544	7,785,587

Net operating (loss)	(1,728,945)	(67,544)	(7,785,538)

Other income (expense)
Interest income	157,579	—	231,894
Interest (expense)	—	(2,000)	(43,627)
Foreign currency gain (loss)	(3,760)	—	(31,901)

Net (loss)	$(1,575,126)	$ (69,544)	$(7,629,172)

Weighted average number of
common shares outstanding - basic and fully diluted	46,365,685	26,000,000

Net (loss) per share - basic and fully diluted	$ (0.03)	$ (0.00)

The Accompanying Notes are an Integral Part of these Consolidated Financial Statements

Sky Petroleum, Inc.
(an Exploration Stage Company)
Consolidated Statements of Cash Flows
(Unaudited)

	For the three months ended March 31,		August 22, 2002 (Inception) to March 31,

	2006	2005	2006

Cash flows from operating activities
Net (loss)	$(1,575,126)	$(69,544)	$(7,629,172)
Share-based compensation	1,185,716	—	2,181,731
Share-based interest payments	—	—	28,285
Adjustment to reconcile net (loss) to net cash
used by operating activities
Prepaid expenses	(60,667)	—	(60,667)
Accrued expenses	(84,973)	10,444	77,453
Deposits	(1,825)	—	(1,825)

Net cash (used) by operating activities	(536,875)	(59,100)	(5,404,195)

Cash flows from investing activities
Advances in oil and gas activities	(10,500,000)	—	(25,000,000)
Investment in oil and gas properties	(13,350)	—	(13,350)

Net cash (used) in investing activities	(10,513,350)	—	(25,013,350)

Cash flows from financing activities
Proceeds from notes payable	—	200,000	4,150,000
Payments on notes payable	—	—	(1,200,000)
Issuance of common stock	30,000	—	24,018,629
Issuance of preferred stock	—	—	11,000,000

Net cash provided by financing activities	30,000	200,000	37,968,629

Foreign currency remeasurement	(1,535)	—	(6,480)

Net (decrease) increase in cash	(11,021,760)	140,900	7,544,604
Cash - beginning	18,566,364	6,542	—

Cash - ending	$ 7,544,604	$147,442	$ 7,544,604

Supplemental disclosures:
Interest paid	$ —	$ —	$ 43,627

Income taxes paid	$ —	$ —	$ —

Shares issued for services	$ 520,000	$ —	$ 520,000

Number of shares issued for services	500,000	—	500,000

The Accompanying Notes are an Integral Part of these Consolidated Financial Statements

Sky Petroleum, Inc.
(an Exploration Stage Company)
Notes to Consolidated Financial Statements

Note 1 – Organization

The Company was organized on August 22, 2002 (Date of Inception) under the laws of the State of Nevada, as The Flower Valet. On December 20, 2004, the Company amended its articles of incorporation to change its name to Seaside Explorations, Inc. Subsequently, on March 28, 2005 the Company changed its name to Sky Petroleum, Inc.

Sky Petroleum, Inc. is an oil and gas exploration company, with the primary focus of seeking opportunities where discoveries can be appraised rapidly and advanced either by using existing infrastructure or by entering into arrangements with joint-venture partners.

In order to manage its international oil and gas operations, the Company established two corporations in Cyprus. Bekata Limited (“Bekata”), a wholly-owned subsidiary of Sky Petroleum, Inc. owns a 100% interest in Sastaro Limited (“Sastaro”). Sastaro is the entity that signed the Participation Agreement in the United Arab Emirates.

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary corporation, after elimination of all material intercompany accounts, transactions and profits.

Note 2 — Basis of Presentation

The condensed interim financial statements included herein, presented in accordance with United States generally accepted accounting principles and stated in US dollars, have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading.

These statements reflect all adjustments, consisting of normal recurring adjustments, which in the opinion of management are necessary for fair presentation of the information contained therein. It is suggested that these condensed interim financial statements be read in conjunction with the financial statements of the Company for the year ended December 31, 2005 and notes thereto included in the Company’s Form 10-KSB annual report. The Company follows the same accounting policies in the preparation of interim reports.

Results of operation for the interim period are not indicative of annual results.

Note 3 – Advances in Oil and Gas Activities

On May 18, 2005, the Company entered into a “Participation Agreement” with Buttes Gas and Oil Co. International, Inc., (“BGOI”) a wholly-owned subsidiary of Crescent Petroleum Company International Limited, whereby the Company provided cash in the amount of $25,000,000, to be used for drilling costs associated with two oil wells located in the Arabian Gulf in exchange for a variable percentage of future production revenue. Pursuant to the Agreement, the Company provided capital to BGOI in developmental increments. Upon commencement of production, the company will receive a preferred 75% of combined production revenue until such time as the Company has recouped its initial investment and thereafter an incremental decrease of production revenue to 40% until the Company has recouped two times its initial investment and thereafter at 9.2%.

The Company advanced $14,500,000 prior to December 31, 2005 and advanced an additional $10,500,000 in the first quarter. During the three months ended March 31, 2006, drilling commenced and therefore $12,710,001 of the advance was transferred to capitalized oil and gas properties in accordance with the Company’s policy of following full cost accounting for its oil and gas activities (Note 4).

Note 4 – Oil and Gas Properties

On January 31, 2006, drilling operations commenced at the Mubarek H-2 well, the first of Sky Petroleum’s two infill wells in the Mubarek Field. The Company follows the full cost method of accounting for its oil and gas operations whereby exploration and development expenditures are capitalized. Such costs may include geological and geophysical, drilling, equipment and technical consulting directly related to exploration and development activities. Costs related to unproved properties and major development projects may be excluded from costs subject to depletion until proved reserves have been determined or their value is impaired. At March 31, 2006, $12,710,001 of costs related to drilling and $13,350 in consulting costs were capitalized to oil and as properties. These costs relate to the Mubarek Field project and are classified as unproved and will not yet be subject to depletion.

Note 5 – Commitments

As discussed in Note 3, the Company has provided BGOI cash in the amount of $25,000,000, its total commitment as of March 31, 2006, including $10,500,000 in the first quarter of 2006 for the drilling costs associated with its two oil wells located in the Arabian Gulf. The Company has fulfilled its commitment under the Participation Agreement.

On May 18, 2005, the Company entered into a “Consulting Agreement” with Paraskevi Investment Company S.A. (“PARA”) whereby the Company has agreed to issue PARA 1,000,000 shares of its common stock for services rendered in connection with the “Participation Agreement.” Pursuant to the Agreement, stock will be issued in 500,000 increments based on two milestones. The first issuance occurred upon signing of the aforementioned “Participation Agreement”. On February 7, 2006 the Company issued 500,000 shares valued at $520,000 to PARA pursuant to the Agreement as compensation for PARA’s performance obligation.

Note 6 — Stockholders’ Equity

On February 7, 2006, the Company issued 500,000 shares to pursuant to the Participation Agreement as compensation for PARA’s performance obligation. The Company has recorded an expense in the amount of $520,000, the fair value of the underlying shares.

Each share of Series “A” Preferred Stock is entitled to receive a dividend of 7% per annum prior and in preference to the Common Stock of the Company. The dividend begins to accrue on December 30, 2005, and will be payable quarterly thereafter. The dividend is cumulative. In the event of a liquidation or acquisition of the Company, the holders of the Series “A” Preferred Stock will be entitled to receive an amount equal to any accrued and unpaid dividend prior and in preference to any distributions to the holders of the Common Stock. Thereafter, the holders of the Series “A” Preferred Stock will be entitled to participate in distributions on an as converted to Common Stock basis. The Company paid a dividend of $192,500 on April 3, 2006 to the holders of the Series “A” Preferred Stock related to the first quarter of 2006.

Note 7 — Stock Options

During the year ended December 31, 2005, the Company granted options to purchase 4,250,000 shares of its $.001 par value common stock with a 3- year vesting period and recorded unamortized options in the amount of $7,512,580. The Company amortized $475,100 and $190,616 for consulting services and officers’ salaries and wages expense, respectively, during the three months ended March 31, 2006.

Shares Underlying Options Outstanding				Shares Underlying Options Exercisable

Range of Exercise Prices	Shares Underlying Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Shares Underlying Options Exercisable	Weighted Average Exercise Price

$0.50 - 1.88	4,250,000	5.75	$1.03	—	—

The fair value of each option and warrant grant are estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants under the fixed option plan:

	2006	2005

Average risk-free interest rates	5.25%	5.25%
Average expected life (in years)	6	6
Volatility	118%	118%

The following is a summary of activity of outstanding stock options under the 2005 Stock Option Plan:

	Number Of Shares	Weighted Average Exercise Price

Balance, December 31, 2005	4,250,000	$ 1.03
Options cancelled	—
Options granted	—	—
Options exercised	—	—

Balance, March 31, 2006	4,250,000	1.03

Exercisable, March 31, 2006	—	$ —

SKY PETROLEUM, INC.

16,013,620 Shares of Common Stock

PROSPECTUS

June 19, 2006